   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1997.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                       HUTCHINSON TECHNOLOGY INCORPORATED
             (Exact name of Registrant as specified in its charter)

               MINNESOTA                                41-0901840
    (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)                Identification No.)

                             40 WEST HIGHLAND PARK
                          HUTCHINSON, MINNESOTA 55350
                                 (320)587-3797
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                           --------------------------
                                WAYNE M. FORTUN
         PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHIEF OPERATING OFFICER
                       HUTCHINSON TECHNOLOGY INCORPORATED
                             40 WEST HIGHLAND PARK
                          HUTCHINSON, MINNESOTA 55350
                                 (320)587-3797
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------
                                   COPIES TO:

          KRIS SHARPE, ESQ.                       JEFFREY D. SAPER, ESQ.
       PEGGY STEIF ABRAM, ESQ.                  J. ROBERT SUFFOLETTA, ESQ.
         Faegre & Benson LLP                Wilson Sonsini Goodrich & Rosati,
         2200 Norwest Center                     Professional Corporation
       90 South Seventh Street                      650 Page Mill Road
     Minneapolis, Minnesota 55402              Palo Alto, California 94304

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED MAXIMUM
                                                           PROPOSED MAXIMUM     AGGREGATE
        TITLE OF EACH CLASS OF              AMOUNT TO       OFFERING PRICE       OFFERING         AMOUNT OF
      SECURITIES TO BE REGISTERED        BE REGISTERED(1)    PER UNIT(2)         PRICE(2)      REGISTRATION FEE
Common Stock...........................  3,881,250 Shares       $35.92         $139,414,500        $42,247

(1) Includes 506,250 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).
                           --------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED FEBRUARY 5, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                3,375,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    OF THE 3,375,000 SHARES OF COMMON STOCK OFFERED HEREBY, 3,000,000 SHARES ARE BEING SOLD BY HUTCHINSON TECHNOLOGY INCORPORATED (THE "COMPANY") AND 375,000 SHARES ARE BEING SOLD BY THE SELLING SHAREHOLDERS. THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY'S COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL HTCH. ON FEBRUARY 3, 1997, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $35.71 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

    THE COMPANY'S BOARD OF DIRECTORS APPROVED A THREE-FOR-ONE STOCK SPLIT THAT WILL BE DISTRIBUTED ON FEBRUARY 11, 1997 TO HOLDERS OF RECORD ON JANUARY 31, 1997 (THE "STOCK SPLIT"). SHARE AND PER SHARE DATA IN THIS PROSPECTUS HAVE BEEN ADJUSTED TO REFLECT THE STOCK SPLIT.

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.

                                                                                  PROCEEDS TO
                          PRICE TO         UNDERWRITING        PROCEEDS TO          SELLING
                           PUBLIC           DISCOUNT(1)        COMPANY(2)        SHAREHOLDERS
PER SHARE...........          $                  $                  $                  $
TOTAL(3)............          $                  $                  $                  $

(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.

(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $450,000.

(3) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 506,250 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS OPTION IN FULL, THE PRICE TO
    PUBLIC WILL TOTAL $       , THE UNDERWRITING DISCOUNT WILL TOTAL $       ,
    THE PROCEEDS TO COMPANY WILL TOTAL $       AND THE PROCEEDS TO SELLING
    SHAREHOLDERS WILL TOTAL $       . SEE "UNDERWRITING."

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN, SUBJECT TO RECEIPT AND ACCEPTANCE BY THEM AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING SUCH SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT
THE OFFICE OF MONTGOMERY SECURITIES ON OR ABOUT             , 1997.

                              -------------------

MONTGOMERY SECURITIES

                                  HAMBRECHT & QUIST

                                                                   DAIN BOSWORTH
                                                                    INCORPORATED

                                          , 1997

[LOGO]
HUTCHINSON TECHNOLOGY

THE COMPANY ESTIMATES THAT IT PRODUCES APPROXIMATELY 70 PERCENT OF THE WORLDWIDE SUPPLY OF SUSPENSION ASSEMBLIES FOR ALL SIZES OF DISK DRIVES PRODUCED BY ALL THE SIGNIFICANT DISK DRIVE MANUFACTURERS.

[Picture of suspension assemblies positioned over hard disks]

SUSPENSIONS IN A DISK DRIVE--
Suspension assemblies hold the recording heads at microscopic distances above the spinning magnetic disks in disk drives.

[Picture of conventional suspension assemblies]

CONVENTIONAL SUSPENSIONS--
The Company currently produces over 300 variations of suspension assemblies to meet the varied and changing requirements of its individual customers.

[Picture of TSA-TM- suspension assemblies]

TSA-TM- SUSPENSIONS--
The Company is currently shipping qualified pre-production TSA-TM- suspensions that integrate thin electrical conductors which connect directly with the recording head.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS AND THAT ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTIONS "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS AND OTHER INFORMATION INCORPORATED BY REFERENCE HEREIN. UNLESS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, AND (II) HAS BEEN ADJUSTED TO REFLECT A THREE-FOR-ONE STOCK SPLIT THAT WILL BE DISTRIBUTED ON FEBRUARY 11, 1997 TO HOLDERS OF RECORD ON JANUARY 31, 1997 (THE "STOCK SPLIT").

                                  THE COMPANY

    Hutchinson Technology Incorporated is the world's leading supplier of suspension assemblies for hard disk drives. Suspension assemblies are critical components of hard disk drives that hold the recording heads in position above the spinning magnetic disks. The Company's suspension assemblies are manufactured with proprietary technology and processes to uniform and precise specifications that are critical to maintaining the necessary microscopic clearance between the head and disk. During the fiscal year ended September 29, 1996, the Company shipped approximately 539 million suspension assemblies. The Company believes its sales to disk drive and recording head manufacturers account for approximately 70% of the worldwide supply of suspension assemblies. The Company is a supplier to nearly all domestic and many foreign-based users of suspension assemblies, including Applied Magnetics, IBM, Maxtor, Quantum, Read-Rite, SAE Magnetics/TDK, Seagate Technology, Toshiba, Western Digital and Yamaha. The Company developed its leadership position in suspension assemblies through research, development and design activities coupled with a substantial investment in manufacturing technologies and equipment. The Company is focused on continuing to develop suspension assemblies which address the rapidly changing requirements of the hard disk drive industry. The Company's current research and development efforts are principally focused on continuing the development and prototype production of new high-precision conventional and TSA-TM- suspension assemblies to meet changing market demands, performance standards and electrical connectivity requirements. During the next several years, the Company anticipates increasing acceptance by the disk drive industry of its TSA-TM- suspensions, which integrate into the suspension thin electrical conductors that connect directly with the recording head. The Company also is evaluating product opportunities in the medical devices market but does not expect any medical-related revenues in fiscal 1997.

    The Company was incorporated under the laws of the State of Minnesota in 1965. The Company's principal office is located at 40 West Highland Park, Hutchinson, Minnesota 55350 and its telephone number is (320) 587-3797.

                                  THE OFFERING

Common Stock offered by the Company.....   3,000,000 shares
Common Stock offered by the Selling
  Shareholders..........................    375,000 shares
Common Stock to be outstanding after the
  offering..............................  19,374,495 shares(1)
Use of Proceeds.........................  General corporate purposes, primarily for manufacturing and support equipment and
                                          construction of a new photoetch facility. See "Use
                                          of Proceeds."
Nasdaq National Market Symbol...........  HTCH

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      QUARTER ENDED           FISCAL YEAR ENDED(2)
                                                   --------------------  -------------------------------
                                                   DEC. 29,   DEC. 24,   SEPT. 29,  SEPT. 24,  SEPT. 25,
                                                     1996       1995       1996       1995       1994
                                                   ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales........................................  $ 106,906  $  83,332  $ 353,186  $ 299,998  $ 238,794
Income from operations...........................     14,455      3,828     18,203     28,921      7,780
Net income.......................................     11,117      2,862     13,802     21,078      5,880
Net income per common and common equivalent
  share..........................................  $    0.66  $    0.17  $    0.82  $    1.28  $    0.36
Weighted average common and common equivalent
  shares outstanding.............................     16,887     16,869     16,806     16,479     16,338

                                                                         DECEMBER 29, 1996
                                                                       ----------------------
                                                                                      AS
                                                                        ACTUAL    ADJUSTED(3)
                                                                       ---------  -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital......................................................  $  92,743   $ 194,495
Total assets.........................................................    289,532     391,284
Long-term debt.......................................................     76,845      76,845
Total shareholders' investment.......................................    145,037     246,789

------------------------

(1) Based upon the number of shares outstanding as of December 29, 1996. Excludes 2,037,126 shares issuable upon exercise of options outstanding under the Company's employee benefit plans as of December 29, 1996. See Note 5 of Notes to Consolidated Financial Statements.

(2) The Company operates on a 52 or 53 week fiscal year ending on the last Sunday in September in each year. Fiscal 1996 contained 53 weeks and fiscal 1995 and 1994 contained 52 weeks.

(3) Adjusted to give effect to the issuance and sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $35.71 per share and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE CONCERNING THE COMPANY AND ITS BUSINESS, BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER "PROSPECTUS SUMMARY--THE COMPANY," "RISK FACTORS," "USE OF PROCEEDS," "DIVIDEND POLICY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION--OVERVIEW," "--LIQUIDITY AND CAPITAL RESOURCES" AND THE INTRODUCTION TO "BUSINESS," "BUSINESS--INDUSTRY BACKGROUND," "--STRATEGY," "--PRODUCTS," "--MANUFACTURING," "--RESEARCH AND DEVELOPMENT," "--CUSTOMERS AND MARKETING," "--COMPETITION," "--INTELLECTUAL PROPERTIES," "--LEGAL PROCEEDINGS" AND "--EMPLOYEES," AS WELL AS IN THE PROSPECTUS GENERALLY, INCLUDING THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS PROSPECTUS AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE SUCH FORWARD-LOOKING STATEMENTS, OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS.

FLUCTUATIONS IN OPERATING RESULTS

    The Company's historical operating results have been and the Company expects that its future quarterly and annual operating results will continue to be subject to variations based upon a wide variety of factors, including: the cyclical nature of the hard disk drive industry and the associated changes in demand; the ability to develop and implement new manufacturing process technologies; the ability to introduce new products and to achieve cost-effective and timely high volume production; changes in product mix and average selling prices; the availability and efficient utilization of the Company's production capacity; manufacturing yields; prolonged disruptions of operations at any of the Company's facilities for any reason; changes in the cost of or limitations on availability of materials and labor; and increases in production and engineering costs associated with initial production of new suspension assembly products.

    The Company typically allows its customers to change or cancel orders without penalty up until approximately two weeks before scheduled production. In the event that a major customer reduces, delays or cancels its orders, the Company's results of operations could be materially adversely affected. Due to the absence of substantial noncancellable backlog, the Company plans its production and inventory based on forecasts of customer demand which often fluctuate substantially. These factors, among others, create an environment where demand can vary significantly from week to week. In the fourth quarter of fiscal 1996, the Company experienced a sharp drop in net income compared to the preceding quarter due to reduced demand for certain of its products.

    The selling prices for the Company's products are subject to pricing pressure from its customers, market pressure from its competitors, pricing strategies of the Company and product life cycle influences. A typical life cycle for the Company's products begins with higher pricing in the introduction stage, decreasing prices during maturity and slightly increasing pricing during phase-out. Selling prices also are affected by overall demand, product mix and product development and introduction.

DEPENDENCE ON HARD DISK DRIVE INDUSTRY

    Virtually all of the Company's sales are dependent on the hard disk drive industry. Sales of suspension assemblies accounted for 99%, 98%, 97% and 97% of net sales, respectively, for the thirteen weeks ended December 29, 1996 and for fiscal 1996, 1995 and 1994. The hard disk drive industry is characterized by intense competition, rapid technological change and significant fluctuations in product demand. The hard disk drive industry is also highly cyclical and has experienced periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. The impact of cyclical trends on suppliers to this industry has been compounded by the tendency of hard disk drive manufacturers to order components in excess of their needs during growth periods, followed by sharp reductions in demand for components during periods of contraction. The Company's results of operations have been adversely affected from time to time during hard disk drive industry slowdowns and could be materially adversely affected in the event of significant slowdowns in the industry in the future.

CUSTOMER CONCENTRATION

    While the Company is a supplier to nearly all domestic and many foreign-based manufacturers of hard disk drives and recording heads used in hard disk drives, the Company's sales have remained concentrated within a small customer base. Sales to the Company's five largest customers constituted 86% and 87% of net sales, respectively, for the thirteen weeks ended December 29, 1996 and for fiscal 1996. See "Business--Customers and Marketing." Over the years, the disk drive industry has experienced numerous consolidations. This has resulted in fewer, but larger, customers for the Company's products. The loss of one or more of the Company's major customers for any reason could have a material adverse effect on the Company's results of operations.

CAPITAL EXPANSION AND MANAGEMENT OF GROWTH

    The Company's business is highly capital intensive. The Company has made a substantial investment in sophisticated manufacturing technologies and automated production equipment and anticipates continued substantial capital expenditures in the future. In an effort to enable the Company's business to grow with the market, the Company has at times invested in additional capacity and infrastructure to support anticipated market demand. Anticipated demand, however, has not always materialized as rapidly as expected, which has resulted in periodic underutilization of resources and decreased profitability. If the Company is unable in the future to fund its capital expenditures from internally generated funds or from other sources, its results of operations could be materially adversely affected. See "Use of Proceeds," "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources," "Business--Manufacturing" and "--Facilities."

    The Company has recently been operating at a high level of production. Growth in the Company's net sales depends, in part, on the successful expansion by the Company of its manufacturing capacity, manufacturing workforce and corporate infrastructure. The Company currently anticipates spending approximately $100 million during fiscal 1997 for expansion of production capacity, primarily for manufacturing and support equipment and construction of the Company's Eau Claire, Wisconsin photoetch facility. The Company continues to make substantial investments in its corporate infrastructure to support growth, including investments in equipment and facilities, research and development, selling, general and administrative support and manufacturing support. These expansion plans involve a number of risks. The Company faces the task of identifying, recruiting, training and integrating a large number of new employees quickly enough to keep pace with its growth. The Company's growth also may strain the Company's management, manufacturing, information systems, financial and other resources. Any failure to expand these areas in an efficient manner could have a material adverse effect on the Company. The Company has significantly increased its operations to support increased revenues, including the hiring of additional personnel, and has made and expects to continue to make substantial investments in research, development and engineering and in sales and marketing to support product development. There can be no assurance that the Company will be able to achieve a rate of growth or level of sales in any future period commensurate with its level of expenses.

MANUFACTURING RISKS

    The Company manufactures a wide variety of suspension assemblies having different selling prices and manufacturing costs. The product mix varies from week to week as market demand changes. Any substantial variation in product mix can lead to changes in utilization of equipment and tooling, inventory obsolescence and overstaffing in certain areas, all of which may adversely impact Company profitability.

    Rapid technological change within the disk drive industry has led to numerous suspension assembly design changes and tighter performance specifications. The resulting suspension assemblies initially are more difficult to manufacture and can require additional capital expenditures and increased development and support expenses. Manufacturing yields and efficiencies also vary from product to product. Newer products typically have lower initial manufacturing yields and efficiencies. As the Company grows, production of certain suspension assemblies may need to be transferred from one manufacturing site to another. At times, this transfer has lowered initial yields and/or manufacturing efficiencies, resulting in higher manufacturing costs.

    The Company's manufacturing facilities are located in Minnesota, South Dakota and Wisconsin, all of which can experience severe weather. Severe weather has at times resulted in lower production and decreased Company profitability.

    The Company's ability to conduct business would be impaired if its work force were to be unionized or if a significant number of its specialized employees were to leave and could not be replaced by comparable personnel. The locations of the Company's facilities and the broad span and technological complexity of the Company's products and processes limit the number of satisfactory engineering and other candidates for key positions.

PRODUCT DEVELOPMENT AND INTRODUCTION

    The Company's continued success depends upon its ability to develop and rapidly bring to volume production new product platforms or suspension assemblies having increasingly higher performance specifications. A number of risks are inherent in this process. Increasingly higher or tighter performance specifications, as well as transitions to new product platforms, initially can have the effect of lowering the Company's overall yields and manufacturing efficiencies. This in turn can cause product shipments to be delayed or missed. Higher manufacturing costs also may be incurred. Manufacturing processes may need to be changed, new processes developed and equipment replaced, modified or designed, built and installed, thus requiring additional capital. Increased research and development and engineering expenses also may be required to support technological advances and the introduction and manufacture of new product platforms.

    The Company has invested a substantial amount of financial, management, engineering and manufacturing resources in the development of its new TSA-TM-suspension assemblies. If the commercial acceptance and/or production of the Company's TSA-TM- suspension assemblies were delayed for any reason or if TSA-TM- suspension assemblies cannot be produced profitably in the quantities and to the specifications required by customers, the Company's results of operations could be materially adversely affected. In addition, there can be no assurance that the Company's TSA-TM- suspensions will gain market acceptance in lieu of alternative interconnection technologies such as conventional wiring, deposition circuitry and flexible circuitry. See "Business--Competition." In the event that the Company were to fail to introduce successfully new products on a regular and timely basis, demand for the Company's existing products could decline, which could have a material adverse effect on the Company's results of operations. See "Business--Products."

    If a competitor were to introduce a new suspension assembly design to which the Company could not effectively respond, and such a new design gained wide acceptance by the disk drive industry, the Company's results of operations could be materially adversely affected.

INTELLECTUAL PROPERTIES

    Although the Company attempts to protect its intellectual property rights through patents, copy-rights, trade secrets and other measures, there can be no assurance that the Company will be able to protect its technology adequately or that competitors will not be able to develop similar technology independently. The Company believes that although the patents it holds and may obtain will be of value, they will not independently determine the Company's success. Moreover, patents may not be issued with respect to the Company's pending patent applications, and its issued patents may not be sufficiently broad to protect the Company's technology. There can be no assurance that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide adequate protection to the Company's technology. In addition, the Company has only limited patent rights outside the United States, and the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

    The Company and certain users of the Company's products have from time to time received, and may in the future receive, communications from third parties asserting patents against the Company or its customers which may relate to certain of the Company's manufacturing equipment or products or to products which include the Company's products as a component. Although the Company to date has not been a party to any material intellectual property litigation, certain of its customers have been sued on patents having claims closely related to products sold by the Company. In the event that any third party were to make a valid infringement claim and a license were not available on terms acceptable to the Company, the Company's results of operations could be adversely affected. The Company expects that, as the number of patents issued continues to increase, and as the Company grows, the volume of intellectual property claims could increase. See "Business--Intellectual Properties."

AVAILABILITY OF CERTAIN MATERIALS

    Certain types of photoresist, a liquid compound used in the photoetching process, and the stainless steel, copper and polyamide materials that meet the Company's strict specifications, are each currently available from only one supplier. If for any reason the Company were unable to continue to obtain these materials in the necessary quantities and at reasonable prices, the Company's results of operations would be adversely affected. See "Business--Manufacturing."

VOLATILITY OF STOCK PRICE

    The Company's stock price, like that of other companies in the disk drive industry, is subject to significant volatility. If revenues or earnings in any quarter fail to meet the investment community's expectations for any reason, there could be an immediate adverse impact on the Company's stock price. The stock price also may be affected by broader market trends unrelated to the Company's performance. Such volatility may limit the Company's ability in the future to raise additional capital.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the 3,000,000 shares of Common Stock offered by it hereby are estimated to be $101.8 million ($119.0 million if the Underwriters over-allotment option is exercised in full), based on an assumed public offering price of $35.71 per share and after deducting the underwriting discount and estimated offering expenses. The Company intends to use the net proceeds from the sale of the shares offered hereby for general corporate purposes, primarily for manufacturing and support equipment and construction of the Company's photoetch facility at the Eau Claire, Wisconsin site. The Company anticipates fiscal 1997 expenditures of approximately $75 million for such equipment and approximately $25 million for the photoetch facility. Pending such uses, the Company expects to invest the net proceeds from the offering in short-term income-producing investments. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources," "Business--Manufacturing" and "--Facilities."

    The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

                                DIVIDEND POLICY

    The Company has never paid any cash dividends on its Common Stock. The Company currently intends to retain all earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future. Certain of the Company's financing agreements contain restrictive covenants which, among other things, impose limitations on the payment of dividends. See Note 2 of Notes to Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock of the Company trades on the Nasdaq National Market under the symbol HTCH. The following table sets forth for the periods indicated the range of high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market, which prices reflect the Stock Split.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL 1995
  Quarter ended December 25, 1994...........................  $ 9.58   $ 7.67
  Quarter ended March 26, 1995..............................   10.58     8.08
  Quarter ended June 25, 1995...............................   14.67     9.50
  Quarter ended September 24, 1995..........................   29.67    14.08

FISCAL 1996
  Quarter ended December 24, 1995...........................   21.83    15.17
  Quarter ended March 24, 1996..............................   17.16    12.17
  Quarter ended June 23, 1996...............................   19.46    12.75
  Quarter ended September 29, 1996..........................   14.38    10.25

FISCAL 1997
  Quarter ended December 29, 1996...........................   26.79    12.75
  Quarter ending March 30, 1997 (through February 3,
    1997)...................................................   38.38    25.33

    On February 3, 1997 the last reported sale price of the Common Stock on the Nasdaq National Market was $35.71 per share. As of February 3, 1997, there were 658 holders of record of the Company's Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of December 29, 1996 and as adjusted to reflect the sale of 3,000,000 shares of Common Stock by the Company at an assumed public offering price of $35.71 per share, after deducting the underwriting discount and estimated offering expenses, and the application of the proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company, including the related notes thereto, appearing elsewhere in this Prospectus.

                                                                   DECEMBER 29, 1996
                                                                 ----------------------
                                                                  ACTUAL    AS ADJUSTED
                                                                 ---------  -----------
                                                                     (IN THOUSANDS)
Long-term debt.................................................  $  76,845   $  76,845
                                                                 ---------  -----------
Shareholders' investment:
  Common Stock, $.01 par value; 45,000,000 shares authorized;
    16,374,495 shares issued and outstanding, actual; and
    19,374,495 shares issued and outstanding, as adjusted(1)...        164         194
  Additional paid-in capital...................................     43,579     145,301
  Retained earnings............................................    101,294     101,294
                                                                 ---------  -----------
    Total shareholders' investment.............................    145,037     246,789
                                                                 ---------  -----------
      Total capitalization.....................................  $ 221,882   $ 323,634
                                                                 ---------  -----------
                                                                 ---------  -----------

------------------------

(1) Excludes 2,037,126 shares issuable upon exercise of options outstanding under the Company's employee benefit plans as of December 29, 1996.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of September 29, 1996, September 24, 1995, September 25, 1994, September 26, 1993 and September 27, 1992, and for the fiscal years then ended, has been derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP. The information as of December 29, 1996 and December 24, 1995, and for the thirteen weeks then ended, is unaudited. However, in the opinion of management of the Company, such unaudited financial data includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's results of operations for the periods then ended and the Company's financial position as of such dates. Operating results for the thirteen weeks ended December 29, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements, related notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this Prospectus.

                                                  QUARTER ENDED                           FISCAL YEAR ENDED(1)
                                               --------------------  ---------------------------------------------------------------
                                               DEC. 29,   DEC. 24,    SEPT. 29,    SEPT. 24,    SEPT. 25,    SEPT. 26,    SEPT. 27,
                                                 1996       1995        1996         1995         1994         1993         1992
                                               ---------  ---------  -----------  -----------  -----------  -----------  -----------
                                                   (UNAUDITED)
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales....................................  $ 106,906  $  83,332   $ 353,186    $ 299,998    $ 238,794    $ 198,734    $ 160,340
Cost of sales................................     75,794     61,888     273,616      226,235      199,548      154,311      120,079
                                               ---------  ---------  -----------  -----------  -----------  -----------  -----------
  Gross profit...............................     31,112     21,444      79,570       73,763       39,246       44,423       40,261
Research and development expenses............      5,739      9,053      27,651       15,041        8,626        9,846        5,770
Selling, general and administrative
  expenses...................................     10,918      8,563      33,716       29,801       22,840       24,616       20,910
                                               ---------  ---------  -----------  -----------  -----------  -----------  -----------
  Income from operations.....................     14,455      3,828      18,203       28,921        7,780        9,961       13,581
Other income.................................        306        321       1,158        1,462        1,171        1,403        1,465
Interest expense.............................       (858)      (480)     (2,108)      (2,636)        (995)        (254)      (1,216)
                                               ---------  ---------  -----------  -----------  -----------  -----------  -----------
  Income before income taxes.................     13,903      3,669      17,253       27,747        7,956       11,110       13,830
Provision for income taxes...................      2,786        807       3,451        6,669        2,076        2,556          981
                                               ---------  ---------  -----------  -----------  -----------  -----------  -----------
  Net income.................................  $  11,117  $   2,862   $  13,802    $  21,078    $   5,880    $   8,554    $  12,849
                                               ---------  ---------  -----------  -----------  -----------  -----------  -----------
                                               ---------  ---------  -----------  -----------  -----------  -----------  -----------
Net income per common and common equivalent
  share......................................  $    0.66  $    0.17   $    0.82    $    1.28    $    0.36    $    0.53    $    0.91
                                               ---------  ---------  -----------  -----------  -----------  -----------  -----------
                                               ---------  ---------  -----------  -----------  -----------  -----------  -----------
Weighted average common and common equivalent
  shares outstanding.........................     16,887     16,869      16,806       16,479       16,338       16,227       14,163

                                               DEC. 29,   DEC. 24,    SEPT. 29,    SEPT. 24,    SEPT. 25,    SEPT. 26,    SEPT. 27,
                                                 1996       1995        1996         1995         1994         1993         1992
                                               ---------  ---------  -----------  -----------  -----------  -----------  -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital..............................  $  92,743  $  51,395   $  62,102    $  54,284    $  51,996    $  26,238    $  49,018
Total assets.................................    289,532    205,531     238,983      190,898      151,148      116,639      109,126
Current liabilities..........................     62,117     44,298      46,563       36,208       18,829       17,870       18,287
Long-term debt...............................     76,845     32,105      53,185       33,445       37,700       10,080       12,995
Total shareholders' investment...............    145,037    122,628     133,684      119,745       94,619       88,689       77,025

------------------------------

(1) The Company operates on a 52 or 53 week fiscal year ending on the last Sunday in September in each year. Fiscal 1996 contained 53 weeks and fiscal 1995, 1994, 1993 and 1992 contained 52 weeks.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED ABOVE IN "RISK FACTORS," AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company derives virtually all of its revenue from the sale of suspension assemblies to a small number of customers. Suspension assemblies are a critical component of hard disk drives and the Company's results of operations are highly dependent on the hard disk drive industry. The hard disk drive industry is intensely competitive and highly cyclical and the Company's results of operations have been adversely affected from time to time during hard drive industry slowdowns.

    The Company's gross margins have fluctuated and will continue to fluctuate quarterly and annually based upon a variety of factors such as the level of utilization of the Company's production capacity, changes in demand, product mix, average selling prices and manufacturing yields, increases in production and engineering costs associated with initial production of new products and changes in the cost of or limitations on availability of materials. The Company's ability to introduce new products on a timely basis is an important factor in its continued success. New products initially have lower manufacturing yields and are produced in lower quantities than more mature products. Manufacturing yields generally improve as the product matures and production volumes increase. Manufacturing yields also vary depending on the complexity and uniqueness of product specifications. Because the Company's business is capital intensive and requires a high level of fixed costs, gross margins are also extremely sensitive to changes in volume. Assuming fixed product prices, small variations in capacity utilization or manufacturing yields generally have a significant impact on gross margins. The Company typically allows its customers to change or cancel orders without penalty up until approximately two weeks before scheduled production. Due to the absence of substantial noncancellable backlog, the Company plans its production and inventory based on forecasts of customer demands, which often fluctuate substantially. These factors, among others, create an environment where demand can vary significantly from week to week.

    The Company has recently been operating at a high level of production and is currently expanding its operations at its Eau Claire, Wisconsin facility. Growth in the Company's net sales depends, in part, on the successful expansion by the Company of its manufacturing capacity, manufacturing workforce and corporate infrastructure. If the Company is not able to complete its current expansion plans in a timely manner and within acceptable budgets, its quarterly and annual results of operations will be materially and adversely affected.

    The Company expends significant resources on research and development in an effort to anticipate and respond to changing technologies, performance standards and electrical connectivity required for hard disk drives. The Company's current research and development efforts are principally directed to high-precision conventional and TSA-TM- suspension assemblies. In fiscal 1995, the Company entered into a Technology Transfer and Development Agreement (the "Technology Sharing Agreement") and a Patent License Agreement with IBM related to the Company's TSA-TM- suspension development efforts. As of December 29, 1996, the Company had made payments totalling $1,500,000 to IBM and will make additional payments over the next three fiscal years totalling $6,500,000, all of which have been expensed and a related liability has been recorded by the Company. Certain royalties have been paid and may be payable in the future by the Company to IBM under the Technology Sharing Agreement. See "Business-- Research and Development."

RESULTS OF OPERATIONS

    The following table sets forth the Company's consolidated statements of operations as a percentage of net sales for the periods indicated.

                                                         QUARTER ENDED                  FISCAL YEAR ENDED
                                                    ------------------------  -------------------------------------
                                                     DEC. 29,     DEC. 24,     SEPT. 29,    SEPT. 24,    SEPT. 25,
                                                       1996         1995         1996         1995         1994
                                                    -----------  -----------  -----------  -----------  -----------
Net sales.........................................         100%         100%         100%         100%         100%
Cost of sales.....................................          71           74           77           75           84
                                                           ---          ---          ---          ---          ---
  Gross profit....................................          29           26           23           25           16
Research and development expenses.................           5           11            8            5            4
Selling, general and administrative expenses......          10           10           10           10            9
                                                           ---          ---          ---          ---          ---
  Income from operations..........................          14            5            5           10            3
Other income......................................          --           --           --           --           --
Interest expense..................................          (1)          (1)          --           (1)          --
                                                           ---          ---          ---          ---          ---
  Income before income taxes......................          13            4            5            9            3
Provision for income taxes........................           3            1            1            2            1
                                                           ---          ---          ---          ---          ---
  Net income......................................          10%           3%           4%           7%           2%
                                                           ---          ---          ---          ---          ---
                                                           ---          ---          ---          ---          ---

  COMPARISON OF QUARTERS ENDED DECEMBER 29, 1996 AND DECEMBER 24, 1995

    Net sales for the thirteen weeks ended December 29, 1996 were $106,906,000, an increase of $23,574,000 or 28% compared to the comparable period in fiscal 1996. This increase was attributable primarily to increased suspension assembly volume.

    Gross profit for the thirteen weeks ended December 29, 1996 was $31,112,000, an increase of $9,668,000 or 45% compared to the comparable period in fiscal 1996, and gross profit as a percent of net sales increased from 26% to 29%, primarily due to higher sales volume and improved manufacturing efficiencies.

    Research and development expenses for the thirteen weeks ended December 29, 1996 were $5,739,000 compared to $9,053,000 for the thirteen weeks ended December 24, 1995. The expenses for the first quarter of fiscal 1996 included a $5,500,000 charge related to the Technology Sharing Agreement with IBM. Excluding the charge, research and development expenses for the fiscal 1997 period increased mainly due to increased development efforts on TSA-TM-suspensions.

    Selling, general and administrative expenses for the thirteen weeks ended December 29, 1996 were $10,918,000, an increase of $2,355,000 or 28% compared to the comparable period in fiscal 1996. The increased expenses were due primarily to a $1,451,000 increase in labor expenses and increased profit sharing expenses of $1,136,000. As a percent of net sales, selling, general and administrative expenses remained at 10%.

    Interest expense for the thirteen weeks ended December 29, 1996 increased $378,000 from the comparable period in fiscal 1996, primarily due to higher average outstanding debt.

    The income tax provision for the thirteen weeks ended December 29, 1996 was based on an estimated effective tax rate for the fiscal year of 20% which was below the statutory federal rate primarily due to the large portion of sales that qualifies for the benefit of the Company's Foreign Sales Corporation.

    Net income for the thirteen weeks ended December 29, 1996 was $11,117,000, an increase of $8,255,000 compared to the comparable period in fiscal 1996. As a percent of net sales, net income increased from 3% to 10% primarily due to the higher sales volume, improved manufacturing efficiencies and decreased research and development expenses, noted above.

  COMPARISON OF FISCAL YEARS 1996 AND 1995

    Net sales for 1996 were $353,186,000, an increase of $53,188,000 or 18%
compared to 1995. This increase was attributable primarily to the Company shipping approximately 36% more suspension assemblies during 1996 than 1995, partially offset by a lower average selling price due to selling higher volumes of lower-priced suspensions.

    Gross profit for 1996 was $79,570,000, an increase of $5,807,000 or 8% compared to 1995, and gross profit as a percent of net sales decreased from 25% to 23%. In addition to the sales volumes of lower-priced suspensions noted above, the decrease in gross profit as a percent of net sales was also due to reduced shipments during the fourth quarter resulting in an increase in fixed costs as a percent of sales.

    Research and development expenses for 1996 were $27,651,000, an increase of $12,610,000 or 84% compared to 1995. The majority of the higher expenses were due to increased TSA-TM- suspensions development efforts of approximately $7,100,000 and a charge of $5,500,000 related to the Technology Sharing Agreement with IBM, compared to a $2,500,000 charge for the Technology Sharing Agreement during 1995.

    Selling, general and administrative expenses for 1996 were $33,716,000, an increase of $3,915,000 or 13% compared to 1995. The increased expenses were due primarily to an increase in recruitment and relocation expenses of $1,722,000, mainly related to the start-up of the Eau Claire assembly manufacturing facility, increases in professional services of $1,418,000 and labor of $1,141,000, partially offset by reduced profit sharing expenses of $1,167,000. As a percent of net sales, selling, general and administrative expenses remained at 10%.

    The income tax provision for 1996 was based on an effective tax rate for the year of 20% which was below the statutory federal rate primarily due to the large portion of sales that qualifies for the benefit of the Company's Foreign Sales Corporation.

    Net income for 1996 was $13,802,000, a decrease of $7,276,000 compared to 1995. As a percent of net sales, net income decreased from 7% to 4% primarily due to lower gross profit margins, noted above, and increased research and development efforts.

  COMPARISON OF FISCAL YEARS 1995 AND 1994

    Net sales for 1995 were $299,998,000, an increase of $61,204,000 or 26%
compared to 1994. This increase was primarily attributable to the Company shipping approximately 31% more suspension assemblies during 1995 than 1994.

    Gross profit for 1995 was $73,763,000, an increase of $34,517,000 or 88% compared to 1994, and gross profit as a percent of net sales increased from 16% to 25%. The increase in gross profit and gross profit as a percent of net sales was primarily due to improving manufacturing efficiencies and higher sales volume, as noted above.

    The majority of the research and development expenses are attributable to the development of new suspension assembly types to meet customers' changing requirements. Research and development expenses for 1995 were $15,041,000, an increase of $6,415,000 or 74% compared to 1994. The higher expenses were primarily due to a charge of $2,500,000 related to the Technology Sharing Agreement with IBM and increased labor expenses of $1,841,000.

    Selling, general and administrative expenses for 1995 were $29,801,000, an increase of $6,961,000 or 30% compared to 1994. The increased expenses were primarily due to additional profit sharing expenses of

$2,198,000 and increased labor expenses of $2,197,000. As a percent of net sales, selling, general and administrative expenses increased from 9% to 10%.

    Other income for 1995 was $1,462,000, an increase of $291,000 or 25% compared to 1994. The increase was primarily a result of a $1,324,000 increase in interest income as a result of a higher average investment balance offset partially by a $825,000 decrease in income derived from licensing agreements.

    Interest expense for 1995 was $2,636,000, an increase of $1,641,000 as a result of higher outstanding debt and lower capitalization of interest.

    The income tax provision for 1995 was based on an effective tax rate for the year of 24% which was below the statutory federal rate primarily due to the large portion of sales that qualifies for the benefit of the Company's Foreign Sales Corporation.

    Net income for 1995 was $21,078,000, an increase of $15,198,000 compared to 1994. The increase was primarily due to improving manufacturing efficiencies and higher sales volume, as noted above.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth unaudited consolidated quarterly financial data for the periods indicated. This data is derived from unaudited consolidated financial statements and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results for such periods. Results of operations for any previous fiscal quarter are not necessarily indicative of results for any future period.

                                                                  QUARTER ENDED(1)
                                                -----------------------------------------------------
                                                DEC. 29,   SEPT. 29,  JUNE 23,   MAR. 24,    DEC. 24
                                                  1996       1996       1996       1996       1995
                                                ---------  ---------  ---------  ---------  ---------
                                                                     (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.....................................  $ 106,906  $  91,890  $  91,418  $  86,546  $  83,332
Cost of sales.................................     75,794     73,429     69,632     68,667     61,888
                                                ---------  ---------  ---------  ---------  ---------
  Gross profit................................     31,112     18,461     21,786     17,879     21,444
Research and development expenses.............      5,739      8,609      6,239      3,750      9,053
Selling, general and administrative
  expenses....................................     10,918      7,947      8,669      8,537      8,563
                                                ---------  ---------  ---------  ---------  ---------
  Income from operations......................     14,455      1,905      6,878      5,592      3,828
Other income..................................        306        202        267        368        321
Interest expense..............................       (858)      (739)      (482)      (407)      (480)
                                                ---------  ---------  ---------  ---------  ---------
  Income before income taxes..................     13,903      1,368      6,663      5,553      3,669
Provision (benefit) for income taxes..........      2,786        (41)     1,464      1,221        807
                                                ---------  ---------  ---------  ---------  ---------
  Net income..................................  $  11,117  $   1,409  $   5,199  $   4,332  $   2,862
                                                ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------
Net income per common and common equivalent
  share.......................................  $    0.66  $    0.08  $    0.31  $    0.26  $    0.17
                                                ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------
Weighted average common and common equivalent
  shares outstanding..........................     16,887     16,746     16,818     16,788     16,869

AS A PERCENTAGE OF NET SALES:
Net sales.....................................        100%       100%       100%       100%       100%
Cost of sales.................................         71         80         76         79         74
                                                ---------  ---------  ---------  ---------  ---------
  Gross profit................................         29         20         24         21         26
Research and development expenses.............          5          9          7          4         11
Selling, general and administrative
  expenses....................................         10          9          9         10         10
                                                ---------  ---------  ---------  ---------  ---------
  Income from operations......................         14          2          8          6          5
Other income..................................         --         --         --         --         --
Interest expense..............................         (1)        --         (1)        --         (1)
                                                ---------  ---------  ---------  ---------  ---------
  Income before income taxes..................         13          2          7          6          4
Provision (benefit) for income taxes..........          3         --          1          1          1
                                                ---------  ---------  ---------  ---------  ---------
  Net income..................................         10%         2%         6%         5%         3%
                                                ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------

------------------------

(1) The fiscal quarter ended September 29, 1996 contained 14 weeks. The fiscal quarters ended December 29, 1996, June 23, 1996, March 24, 1996 and December 24, 1995 contained 13 weeks.

    The increase in net sales from the quarter ended September 29, 1996 to the quarter ended December 29, 1996 was due to stronger orders for the Company's suspension assemblies. Over these two periods, gross margins also increased from 20% to 29% due to improved capacity utilization, substantially improved yields and operating efficiencies. Due to the Company's relatively high level of fixed costs, gross margins are extremely sensitive to changes in volume. Net sales were relatively flat in the quarter ended September 29, 1996 compared to the quarter ended June 23, 1996. Over these two periods, net income declined from $5,199,000 to $1,409,000 due to the combined effect of reduced demand, increased overhead resulting from additions to manufacturing capacity and increased costs related to development of the Company's TSA-TM- suspension assemblies. The Company's research and development expenses for the quarter ended September 29, 1996 increased due to development efforts on TSA-TM- suspensions, and the quarter ended December 24, 1995 included the recognition of a $5,500,000 expense for the Technology Sharing Agreement with IBM.

    The Company's historical operating results have been and the Company expects that its future quarterly and annual operating results will continue to be subject to variations based upon a wide variety of factors, including: the cyclical nature of the hard disk drive industry and the associated changes in demand; the ability to develop and implement new manufacturing process technologies; the ability to introduce new products and to achieve cost-effective and timely high volume production; changes in product mix and average selling prices; the availability and efficient utilization of the Company's production capacity; manufacturing yields; prolonged disruptions of operations at any of the Company's facilities for any reason; changes in the cost of or limitations on availability of materials and labor; and increases in production and engineering costs associated with initial production of new suspension assembly products.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal sources of liquidity are cash flow from operations, cash balances and additional financing capacity. The Company's cash and cash equivalents increased to $54,482,000 at December 29, 1996 compared to $22,884,000 at September 29, 1996 and $30,479,000 at September 24, 1995. The
Company generated cash from operating activities of $22,302,000 for the thirteen weeks ended December 29, 1996 compared to $39,904,000 in fiscal 1996, $57,814,000 in fiscal 1995 and $11,967,000 in fiscal 1994.

    Cash used for capital expenditures totaled $8,491,000 for the thirteen weeks ended December 29, 1996, a decrease of $6,103,000 from the comparable period in fiscal 1996, and was $77,065,000 in fiscal 1996, $44,472,000 in fiscal 1995 and
$29,540,000 in fiscal 1994. The expenditures for the first quarter of fiscal 1997 were primarily for manufacturing and support equipment and construction costs of a photoetch facility at the Company's Eau Claire site. The expenditures in fiscal 1996 were primarily for manufacturing and support equipment, the completion of an assembly manufacturing facility and initial construction costs of the Eau Claire photoetch facility. The Company anticipates, but is not contractually committed to, fiscal 1997 expenditures of approximately $100,000,000 primarily for manufacturing and support equipment and construction of the Company's Eau Claire photoetch facility. Financing of these capital expenditures will be principally from cash generated from operations, cash and cash equivalents and the proceeds of this offering.

    The Company established a $25,000,000 unsecured credit facility with The First National Bank of Chicago during the first quarter of fiscal 1996. At December 29, 1996, the Company had a letter of credit under this facility of $1,625,000 as security for its variable rate demand note with the City of Hutchinson. During the second quarter of fiscal 1996, the Company obtained $15,300,000 from a sale/leaseback transaction of its Eau Claire, Wisconsin suspension assembly manufacturing building, with a term of 15 years.

    During the fourth quarter of fiscal 1996, the Company completed a $50,000,000 private debt placement, of which $25,000,000 was issued in July 1996 as senior unsecured notes having a fixed rate of 7.85%, annual principal payments of $8,333,000 beginning on July 26, 2001 and maturing in July 2003. The Company issued the remaining $25,000,000 during the first quarter of fiscal 1997 as a senior unsecured note having a fixed rate of 8.07%, annual principal payments of $4,167,000 beginning on November 26, 2001 and maturing in November 2006. The Company's maturities of long-term debt for the five years subsequent to September 29, 1996 are $5,760,000, $5,340,000, $4,620,000, $4,000,000 and
$12,333,000, respectively. The Company's financing agreements contain various restrictive covenants. As of December 29, 1996, the Company was in compliance with all such covenants.

    During the first quarter of fiscal 1997, the Company signed a Master Lease Agreement for up to $25,000,000 with General Electric Capital Corporation. The agreement provides for leasing of various manufacturing equipment in fiscal 1997 for a noncancellable term of four years with various alternatives at the end of the lease term.

    The Company believes that the net proceeds from this offering, and cash generated from operations, cash and cash equivalents, existing lending facilities and available financing capacity, will provide adequate liquidity to meet the Company's planned capital and operating requirements for at least the twelve-month period following this offering. If the Company's spending plans change, the Company may find it necessary to seek to obtain additional sources of financing to support its capital needs, but there can be no assurance that such financing will be available on commercially reasonable terms, if at all.

                                    BUSINESS

    Hutchinson Technology Incorporated is the world's leading supplier of suspension assemblies for hard disk drives. Suspension assemblies are critical components of hard disk drives that hold the recording heads in position above the spinning magnetic disks. The Company's suspension assemblies are manufactured with proprietary technology and processes to uniform and precise specifications that are critical to maintaining the necessary microscopic clearance between the head and disk. During the fiscal year ended September 29, 1996, the Company shipped approximately 539 million suspension assemblies. The Company believes its sales to disk drive and recording head manufacturers account for approximately 70% of the worldwide supply of suspension assemblies. The Company is a supplier to nearly all domestic and many foreign-based users of suspension assemblies, including Applied Magnetics, IBM, Maxtor, Quantum, Read-Rite, SAE Magnetics/TDK, Seagate Technology, Toshiba, Western Digital and Yamaha. The Company developed its leadership position in suspension assemblies through research, development and design activities coupled with a substantial investment in manufacturing technologies and equipment. The Company is focused on continuing to develop suspension assemblies which address the rapidly changing requirements of the hard disk drive industry. The Company's current research and development efforts are principally focused on continuing the development and prototype production of new high-precision conventional and TSA-TM- suspension assemblies to meet changing market demands, performance standards and electrical connectivity requirements. During the next several years, the Company anticipates increasing acceptance by the disk drive industry of its TSA-TM- suspensions, which integrate into the suspension thin electrical conductors that connect directly with the recording head. The Company also is evaluating product opportunities in the medical devices market but does not expect any medical-related revenues in fiscal 1997.

INDUSTRY BACKGROUND

    The market for disk drives has grown rapidly in recent years, driven by such factors as the growing use of desktop PCs, workstations, portable computers and network servers, the increasing amount of memory required for software program storage and the continuing accumulation of data. Additionally, the increasing use of disk drives for non-computer applications such as voice mail and video data, the expansion of storage-intensive data warehousing, Internet and intranet applications, and the simultaneous use of multiple small disk drives, such as systems using Redundant Arrays of Inexpensive Disks ("RAID"), have contributed to the rapid growth of the disk drive industry. International Data Corporation ("IDC") estimates that approximately 109 million hard disk drives were shipped in 1996, up approximately 20% from those shipped in 1995, and projects an increase of approximately 23% for 1997. According to IDC, shipments of hard disk drives increased by an average of approximately 29% per year during the five years ended December 31, 1996.

    Hard disk drives incorporate the same basic technology. The principal components of a hard disk drive are recording disk media, a motor assembly, the control electronics and a head stack assembly. A head stack assembly consists of multiple magnetic recording heads attached by suspension assemblies to the actuator arm. Each disk drive contains one or more (up to thirteen) hard disks attached to a motor assembly which rotates the disks at high speeds in extremely close proximity to the magnetic recording heads, each of which is attached to a suspension assembly. Typically two recording heads (one for each side of the disk), and therefore two suspension assemblies, are used with each disk in the disk drive.

    An average of five suspension assemblies currently are contained in every disk drive that is produced. In recent years, the growth of unit demand for suspension assemblies has exceeded the growth in disk drive shipments for several reasons. First, the growth in demand for storage in PCs, workstations and network servers has exceeded the rate of increase in the areal density of storage capacity on disks. Therefore, to satisfy the increasing demand for storage capacity, there has been an increase in the average number of disks, recording heads and suspension assemblies shipped per disk drive. Second, the demand for very high capacity disk drives, such as those used in network servers, has been growing faster than the overall demand for disk drives. Drives for such network servers each typically contain four to ten disks, and therefore eight to twenty recording heads and suspension assemblies. Third, industry transitions from thin film inductive recording heads to magneto-resistive (MR) heads, and from nano heads to the smaller pico heads, have reduced initial production yields of the head and disk drive manufacturers. Because a significant portion of head yield reduction is ascertained after the head is bonded onto the suspension assembly, low yields often result in increased demand for suspension assemblies in order to achieve desired disk drive shipment levels.

    Suspension assemblies are critical to disk drive performance and reliability. The design of suspension assemblies is driven by the increasing performance requirements of new disk drives, principally reduced data access time, increased data storage density, smaller recording heads and technology incorporated in the type of recording head used. Technological advances in disk drives generally require suspension assemblies with specialized design, expanded functionality and greater precision. One of the major determinants of disk drive data storage capacity is the microscopic height at which the magnetic head "flies" above the disk. Suspension assemblies hold the magnetic recording heads in position and are a significant factor in controlling the critical flying height of the head above the disk and maintaining the position of the head on the tracks of data. A typical nominal flying height is about one millionth of an inch (a sheet of paper is approximately 3,000 millionths of an inch thick). Excessive flying height impairs the ability of the head to read or write data. Insufficient flying height causes the head to hit the disk surface which destroys the magnetic coating and the data on the disk. Flying height is to a large extent determined by the magnitude of the force exerted by the suspension assembly on the recording head and by the location of the point on the recording head at which the assembly imposes the force.

STRATEGY

    The Company's strategy is focused primarily on developing suspension assemblies which address the technological advances and rapidly changing requirements of the hard disk drive industry. The Company designs and develops suspension assemblies which meet the increasingly higher performance specifications of disk drive manufacturers, and is committed to reliably producing its suspension assemblies in high volume, with specialized design, expanded functionality and greater precision. The Company's strategy has increasingly emphasized assisting disk drive manufacturers in reducing their time to market for new drives by developing suspension assemblies and the processes to manufacture them in advance of market needs. Key elements of the Company's strategy include:

    DESIGN SUCCESS THROUGH CUSTOMER-FOCUSED ENGINEERING. The Company's engineers and sales force work closely with the engineering staffs of its customers to design and develop both standard and customer-specific suspension assemblies that address individual customer requirements. These relationships provide the Company with important insights into industry trends and the product development needs of its customers. Through its customer relationships and advanced product designs, the Company seeks to have its suspension assemblies designed into future generations of disk drives.

    HIGH VOLUME PRECISION MANUFACTURING. In addition to its design expertise and volume production capability, the Company believes its leadership position is based on the precision of its suspension assemblies. In order to provide assemblies in high volumes and with the precision required by its customers, the Company has increasingly invested in developing advanced process and measurement systems in connection with the design of its automated production equipment. The Company also has adopted an integrated manufacturing approach that closely couples design, tooling and manufacturing. This integrated approach has facilitated the rapid development, implementation and high volume production of new suspension assembly products.

    TECHNOLOGICAL ADVANCES TO MEET MARKET NEEDS. The Company believes that the ongoing technological changes in the disk drive market, particularly the trends toward smaller magnetic heads, increased data storage capacity, greater precision and expanded functionality, will provide additional product development opportunities. In anticipation of these market trends, the Company focuses its resources on the manufacture of suspension assemblies, including suspensions for use with smaller recording heads, suspensions which have integral thin electrical conductors that connect directly with the recording head, and suspensions for low profile drives.

    EXPERTISE APPLIED TO NEW OPPORTUNITIES. The Company believes that the experience gained from designing and manufacturing products requiring a high degree of precision, quality and miniaturization for the disk drive market also can be applied to other market opportunities. In this regard, the Company is evaluating the development of certain devices for the medical market, including a probe for the measurement of tissue oxygen saturation and tissue vitality during surgery. See "Research and Development" below.

PRODUCTS

    The Company has developed significant proprietary capabilities in the design and production of suspension assemblies for both current and emerging disk drive designs. The Company has developed improved suspension assemblies in anticipation of several market shifts to new generations of smaller magnetic heads (mini-to-micro, micro-to-nano, and nano-to-pico). The Company currently produces over 300 variations of suspension assemblies for the nano and pico platforms to meet the varied and changing requirements of individual customers. In total, the Company shipped approximately 539 million suspension assemblies of all types during the fiscal year ended September 29, 1996.

    For customer-specific suspension assemblies, the Company has developed the ability to assist customers' design efforts and to modify rapidly the Company's standard designs to address specific customer needs. Because of its integrated manufacturing approach that closely couples design, tooling and manufacturing, the Company believes that it has a competitive advantage in quickly supplying prototypes and commencing volume manufacturing.

    In order to help develop both standard and customer-specific suspensions, the Company maintains a test laboratory and computerized systems to simulate and analyze suspension designs. The ability to predict and modify suspension assembly performance is especially important in developing suspensions for high capacity drives and drives with low access times.

    TSA-TM- SUSPENSION ASSEMBLIES. During the next several years, the Company anticipates increasing acceptance by the disk drive industry of its TSA-TM-suspensions, which integrate into the suspension thin electrical conductors that connect directly with the recording head. The integral etched copper leads of the TSA-TM- suspension are pre-positioned on the suspension assembly from the head region through the length of the suspension and, in some cases, along the actuator. The Company believes that this electrical integration will be a key feature of suspension assemblies as disk drive manufacturers make the transition to smaller and more complex recording heads and the process of attaching the smaller head to the rest of the drive's electronics becomes more difficult and costly, involving greater risk of handling damage as well as interference by the electrical wires with the head's performance.

    The Company believes that electrical integration will reduce the manual labor required to attach the heads to suspensions and will ease automated assembly. TSA-TM- suspensions also increase the consistency of head flying by eliminating certain wires that can impart forces which adversely affect the recording head's flying attitude. The Company believes that similar benefits throughout the head gimbal assembly and head stack assembly processes will result in improved yields and increased throughput for its customers, which should translate into lower capital investment, reduced labor and lower overall costs for such customers. TSA-TM- suspensions are particularly suited for magneto-resistive (MR) heads, which constitute a major portion of the new and smaller types of recording heads that allow increased data storage density and require at least twice as many electrical leads as conventional recording heads.

    The Company introduced TSA-TM- suspension assemblies to customers and began shipping electrically functional engineering samples in the first half of fiscal 1996. In response to growing customer interest, the Company accelerated its development efforts and began shipping qualified pre-production TSA-TM-suspensions to four of the major disk drive manufacturers during the first quarter of fiscal 1997.

MANUFACTURING

    The Company's manufacturing strategy focuses on enhancing its ability to reliably produce suspension assemblies in high volume and with the precision required by its customers, by investing in the development of advanced process and measurement systems and the design of its automated production equipment, as well as in additional manufacturing facilities and equipment. The Company also has adopted an integrated manufacturing approach that closely couples design, tooling and manufacturing. This integrated approach has facilitated the rapid development, implementation and high-volume production of new suspension assembly products. Effective use of this integrated approach, together with the Company's equipment, has increased production yields and efficiency, and has been an important factor in the reduction of manufacturing costs.

    A suspension assembly consists of two or three components that are laser welded together. Certain suspension assemblies also incorporate electrical leads which provide electrical connection from the recording head to the disk drive's circuitry. Alignment, adjustment and freedom from imperfections and contaminants are of critical importance. The Company's products require several manufacturing processes, each dependent on different technical disciplines, to ensure the high degree of precision and process control necessary to meet strict customer tolerance and other requirements. The Company has developed sophisticated proprietary manufacturing processes and controls, and related equipment, which are essential to the precision and reliability of its products. The manufacturing processes employed by the Company include photoetching, stamping, plasma etching, plating, precision forming, laser welding and ultra-cleaning. The photoetching of the components, the laser-welding operations which fuse the components together and subsequent processing steps are subject to stringent specifications and controls. The Company monitors and controls these processes through real-time statistical process analysis, and continuously tracks critical parameters and takes corrective action as required.

    The Company's critical raw material needs are available through multiple sources of supply, with the following exceptions. Certain types of photoresist, a liquid compound used in the photoetching process, and the stainless steel, copper and polyamide materials that meet the Company's strict specifications, are each currently available from only one supplier. To protect against the adverse effect of a short-term supply disruption, the Company maintains several weeks' supply of these materials. If for any reason the Company were unable to continue to obtain these materials in the necessary quantities and at reasonable prices, the Company's results of operations would be materially adversely affected. See "Risk Factors-- Availability of Certain Materials."

    The Company's production processes require the storage, use and disposal of a variety of chemicals which are considered hazardous under applicable federal and state laws. Accordingly, the Company is subject to a variety of regulatory requirements for the handling of such materials. If an accident were to result in significant personal injury or environmental damage, the Company's results of operations could be materially adversely affected.

RESEARCH AND DEVELOPMENT

    The Company participates in an industry that is subject to rapid technological change, and its ability to remain competitive depends on, among other things, its ability to anticipate such change and, in that regard, to continue its close working relationships with the engineering staffs of its customers. As a result, the Company has devoted and will continue to devote substantial resources to product development and process engineering efforts. For the first thirteen weeks of fiscal 1997 and for fiscal 1996, 1995 and 1994, the Company's research and development expenses were approximately $5,739,000, $27,651,000, $15,041,000 and $8,626,000, respectively. As of December 29, 1996, the Company employed approximately 694 engineers and technicians who are responsible for the implementation of new technologies as well as process and product development and improvements.

    The Company's current research and development efforts are principally directed to continuing the development and prototype production of new high-precision conventional and TSA-TM- suspension assemblies to meet changing head size, performance standards and electrical connectivity requirements for disk drives.

    The Company entered into the Technology Sharing Agreement and a Patent License Agreement with IBM during fiscal 1995. Under the Technology Sharing Agreement, IBM made available to the Company the results of many years of research by IBM into a new type of suspension, called an integrated lead suspension. The Company itself had devoted substantial efforts independent of IBM to the research and development of TSA-TM- suspensions, and contributed its existing TSA-TM- suspension technology to the joint effort. The Company and IBM will continue to pursue joint research and development efforts to complete the commercialization of integrated lead suspension designs. As of December 29, 1996, the Company had made payments totalling $1,500,000 to IBM and will make additional payments over the next three fiscal years totalling $6,500,000, all of which have been expensed and a related liability has been recorded by the Company. Certain royalties have been paid and may be payable in the future by the Company to IBM under the Technology Sharing Agreement.

    The Company also is engaged in the development of certain devices for the medical market, including a probe for the measurement of tissue oxygen saturation and tissue vitality during surgery. For the first thirteen weeks of fiscal 1997 and for fiscal 1996, research and development expenses allocated to such devices were $502,000 and $1,990,000, respectively. There can be no assurance that the Company's efforts will result in a marketable product or that such products will ever generate significant revenues.

CUSTOMERS AND MARKETING

    The Company's products are sold principally through its own ten member sales force operating primarily from its headquarters in Hutchinson, Minnesota. The Company has one technical representative in Europe serving its European customers, and, through a subsidiary, four technical representatives in Singapore serving its Pacific Rim customers. The Company's products are sold to original equipment manufacturers for use in their products and to subassemblers who sell to original equipment manufacturers. The Company's sales force is organized by individual customer. Company salespeople typically initiate contacts with both the customer's purchasing agent and its engineers. The Company's engineers and sales force actively participate in the selling process and in maintaining customer relationships.

    The Company is a supplier to nearly all domestic and many foreign-based manufacturers of hard disk drives and recording heads used in such drives. The following table shows the Company's major customer sales as a percentage of net sales.

                                                         QUARTER ENDED                     FISCAL YEAR ENDED
                                                    ------------------------  -------------------------------------------
                                                     DEC. 29,     DEC. 24,      SEPT. 29,      SEPT. 24,      SEPT. 25,
                                                       1996         1995          1996           1995           1994
                                                    -----------  -----------  -------------  -------------  -------------
Seagate Technology Incorporated...................          36%          33%           35%            36%            31%
Yamaha Corporation................................          14           15            16             13              9
SAE Magnetics, Ltd./TDK...........................          13           16            14              9              7
Read-Rite Corporation.............................          13           19            13             19             23
IBM...............................................          10            7             9              9              5

    Sales to the Company's five largest customers constituted 86% and 87% of net sales, respectively, for the thirteen weeks ended December 29, 1996 and for fiscal 1996. Significant portions of the Company's revenue may be indirectly attributable to large manufacturers of disk drives, such as Quantum Corporation, Toshiba Corporation and Western Digital Corporation, which may purchase recording head assemblies from several different recording head manufacturers that utilize the Company's suspension assemblies.

    The Company expects to continue to depend upon a limited number of customers for a substantial majority of its sales, given the relatively small number of hard disk drive and recording head manufacturers. The Company's results of operations could be adversely affected by reduced requirements of its major customers. See "Risk Factors--Customer Concentration."

    Sales to foreign-based enterprises totaled $18,016,000 for the first thirteen weeks of fiscal 1997, $63,898,000 in fiscal 1996, $46,075,000 in fiscal 1995 and $29,394,000 in fiscal 1994. Sales to foreign subsidiaries of domestic corporations totaled $18,734,000 for the first thirteen weeks of fiscal 1997, $51,564,000 in fiscal 1996, $54,398,000 in fiscal 1995 and $14,126,000 in fiscal
1994. The majority of these sales were to the Pacific Rim region. In addition, the Company has significant sales to domestic corporations which use the Company's products in their offshore manufacturing sites.

BACKLOG

    The Company's sales are generally made pursuant to purchase orders rather than long-term contracts. The Company's backlog of purchase orders was approximately $92,200,000 at December 29, 1996, compared to $58,500,000 at September 29, 1996 and $56,200,000 at December 24, 1995. Such purchase orders may be changed or cancelled by customers on short notice without penalty. In addition, the Company believes that it is a common practice for disk drive manufacturers to place orders in excess of their needs during growth periods. Accordingly, the Company does not believe that backlog should be considered indicative of sales for any future period. See "Risk Factors--Dependence on Hard Disk Drive Industry."

COMPETITION

    The Company believes that the principal factors of competition in the suspension assembly market include time to market, product quality, design expertise, reliability of volume supply and price. The Company estimates that in fiscal 1996 it produced approximately 70% of all suspension assemblies sold to disk drive manufacturers and their suppliers, including recording head manufacturers, worldwide. The Company's principal competitors are K. R. Precision Co., Magnacomp Corporation and Nippon Hatsujo Kogyo Co. Certain users of suspension assemblies also may have or may develop the ability to fabricate their own suspension assemblies. In addition to competition in the conventional suspension assembly market, the electrical interconnect features of the Company's new TSA-TM- suspensions face competition from alternative interconnection technologies such as conventional wiring, deposition circuitry and flexible circuitry. Although there can be no assurance that the number of competitors will not increase in the future or that users of suspension assemblies will not develop internal capabilities to manufacture suspension assemblies, the Company believes that the number of entities that have the technical capability and capacity for producing precision suspension assemblies in large volumes will remain small.

    Other types of computer memory systems, such as semiconductor memories (flash memory) and tape and laser (optical and CD) drives, may become competitive with certain hard disk drive applications, and thereby affect the demand for certain of the Company's products. However, given the current state of the technologies, semiconductor memories are not expected to be price competitive with disk drives and optical memories are inherently much slower than disk drives. Accordingly, the Company believes that such technologies will not materially impact the market for hard disk drives in the near future.

INTELLECTUAL PROPERTIES

    Certain equipment, processes, information and knowledge generated by the Company and utilized in the manufacture of its products are regarded as proprietary by the Company and are protectable under applicable trade secret, copyright and unfair competition laws. In addition, if the Company believes it has made inventions in manufacturing equipment, products and processes for making products where patents might enhance the Company's position, patents have been and will continue to be pursued in the U.S. and in other countries. The Company currently holds 19 U.S. patents, and has more than 50 patent applications pending in the U.S., relating to its proprietary suspension assembly products and manufacturing equipment and processes relating to their manufacture. The Company believes that although the patents it holds and may obtain will be of value, they will not independently determine the Company's success, which depends principally upon its engineering and manufacturing skills. There can be no assurance that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide adequate protection to the Company's technology. Within the Company, intellectual property protection of trade secrets is achieved through physical security measures at the Company's facilities as well as through non-disclosure and non-competition agreements with all employees and confidentiality agreements with consultants, strategic suppliers and customers. There can be no assurance as to the degree of protection afforded by these practices and laws.

    In addition to the Technology Sharing Agreement and the Patent License Agreement with IBM, the Company also has entered into licensing and cross-licensing agreements under the Company's patents and patent applications allowing certain competitors to produce certain of the Company's products in return for either royalty payments or cross-license rights.

    The Company and certain users of the Company's products have from time to time received, and may in the future receive, communications from third parties asserting patents against the Company or its customers which may relate to certain of the Company's manufacturing equipment or products or to products which include the Company's products as a component. Although the Company to date has not been a party to any material intellectual property litigation, certain of its customers have been sued on patents having claims closely related to products sold by the Company. In the event that any third party were to make a valid infringement claim and a license were not available on terms acceptable to the Company, the Company's results of operations could be adversely affected. The Company expects that, as the number of patents issued continues to increase, and as the Company grows, the volume of intellectual property claims could increase. See "Risk Factors--Intellectual Properties."

LEGAL PROCEEDINGS

    The Company is a party to certain claims arising in the ordinary course of business. In the opinion of management, the outcome of such claims will not materially affect the Company's current or future financial position or results of operations.

EMPLOYEES

    As of December 29, 1996, the Company had approximately 5,600 employees. The Company's ability to conduct its business would be impaired if a significant number of its specialized employees were to leave and could not be replaced by comparable personnel. However, turnover of specialized employees, including key management personnel, historically has been low. The locations of the Company's facilities and the broad span and complexity of technology encompassed by the Company's products and processes limit the number of qualified engineering and other candidates for key positions. The Company expects that internal training will continue to be the primary avenue for the development of key employees.

    None of the Company's employees is subject to a collective bargaining agreement, and the Company has experienced no work stoppages. The Company believes that its employee relations are good.

FACILITIES

    The Company's executive offices, primary manufacturing facilities and training center are located in four buildings on a 163-acre site in Hutchinson, Minnesota. The largest building has floor area of approximately 450,000 square feet. The Company also leases a 20,000 square foot warehouse and a 7,000 square foot fabrication shop near the Hutchinson site.

    The Company operates a manufacturing facility in Sioux Falls, South Dakota, in connection with which it leases a building of approximately 94,000 square feet, a training center of 5,500 square feet and a warehouse of 4,800 square feet.

    The Company also operates a manufacturing facility in Eau Claire, Wisconsin, in connection with which it leases a building of approximately 156,000 square feet. The Company is in the process of constructing a photoetching facility of approximately 320,000 square feet in Eau Claire.

    The Company is leasing a building of approximately 100,000 square feet located in Plymouth, Minnesota for stamping operations, office space and a logistic center. The Company also leases sales offices in Singapore and the Netherlands.

    The Company believes that its existing facilities, including the facility under construction in Eau Claire, Wisconsin, will be adequate to meet its currently anticipated requirements.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:

NAME                                            AGE      POSITION
------------------------------------------      ---      ---------------------------------------------------------------
Jeffrey W. Green..........................          56   Chairman of the Board and Director

Wayne M. Fortun...........................          47   President, Chief Executive Officer and Chief Operating Officer
                                                           and Director

John A. Ingleman..........................          51   Vice President, Chief Financial Officer and Secretary

Rebecca A. Albrecht.......................          43   Vice President of Human Resources

Beatrice A. Graczyk.......................          48   Vice President of Disk Drive Components Operations

Larry G. Moehring.........................          47   Vice President of Disk Drive Components Assembly Operations

Richard C. Myers..........................          56   Vice President of Administration

LeRoy E. Olson............................          60   Vice President of Disk Drive Components Operations Development

Richard J. Penn...........................          40   Vice President of Sales and Marketing

R. Scott Schaefer.........................          43   Vice President and Chief Technical Officer

W. Thomas Brunberg(1).....................          56   Director

Archibald Cox, Jr.(2).....................          56   Director

James E. Donaghy(1)(2)....................          62   Director

Harry C. Ervin(2).........................          68   Director

Richard N. Rosett(1)......................          68   Director

------------------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

    Mr. Green is a co-founder of the Company and has served as a director since the Company's formation in 1965. Mr. Green has been Chairman of the Board since January 1983, and served as the Company's Chief Executive Officer from January 1983 to May 1996.

    Mr. Fortun was elected a director in 1983. He has been with the Company since 1975 and was elected President and Chief Operating Officer in January 1983 and Chief Executive Officer in May 1996.

    Mr. Ingleman was elected Vice President in January 1982, Chief Financial Officer in January 1988, and Secretary in January 1992. Mr. Ingleman served as the Company's Treasurer from January 1982 through January 1996. Mr. Ingleman has been with the Company since 1977.

    Ms. Albrecht was elected Vice President in January 1995 and is now Vice President of Human Resources. Previously she had been Director of Human Resources since 1988. Ms. Albrecht has been with the Company since 1983.

    Ms. Graczyk was elected Vice President in May 1990 and is now Vice President of Disk Drive Components Operations. She had been Director of Component Operations since 1988. Ms. Graczyk has been with the Company since 1970.

    Mr. Moehring was elected Vice President in May 1990 and is now Vice President of Disk Drive Components Assembly Operations. He had been Director of Assembly Operations since 1988. Mr. Moehring has been with the Company since 1978.

    Mr. Myers was elected Vice President in January 1988 and is now Vice President of Administration. In January 1995, he was elected Vice President of Administration. Mr. Myers has been with the Company since 1977.

    Mr. Olson was elected Vice President in May 1990 and is now Vice President of Disk Drive Components Operations Development. He had been Director of Sioux Falls Operations since April 1988 when he joined the Company.

    Mr. Penn was elected Vice President in January 1996 and is now Vice President of Sales and Marketing. Previously he had been Director of Sales and Marketing since December 1994, Senior Manager responsible for Medical Business Development from January 1994 to December 1994 and Marketing Manager since June 1990. Mr. Penn has been with the Company since 1981.

    Mr. Schaefer was elected Vice President in May 1990 and is now Vice President and Chief Technical Officer. He had been Vice President of Medical Business Development since 1990 and Director of Engineering since 1988. Mr. Schaefer has been with the Company since 1979.

    Mr. Brunberg became a director of the Company in 1975. He is a certified public accountant and has been a shareholder in the Minneapolis accounting firm of Brunberg, Thoresen & Associates, Ltd. since March 1991. He was a partner in the Minneapolis office of the accounting firm of Pannell Kerr Forster from 1987 through January 1991, which firm filed a petition under the Federal bankruptcy laws in 1993.

    Mr. Cox became a director of the Company in May 1996. Mr. Cox has been Vice Chairman and President of Magnequench International, Inc., a manufacturer of magnets and magnetic material, since October 1995. He has been Chairman of Sextant Group, Inc., a financial advisory firm, since August 1993. Mr. Cox served as President and Chief Executive Officer of The First Boston Corporation, an investment banking firm, from July 1990 to August 1993, and as a Managing Director of Tiger Management Company, an investment fund, from November 1993 to June 1994. Mr. Cox is a director of Harris Chemical Group, Inc.

    Mr. Donaghy became a director of the Company in 1992. Since January 1991, Mr. Donaghy has been the Chief Executive Officer and President and a director of Sheldahl, Inc., a manufacturer of laminates, composite materials and flexible electronic interconnects.

    Mr. Ervin became a director of the Company in 1969. Mr. Ervin, who is now retired, was a Vice President of Dain Bosworth Incorporated, an investment banking firm, from April 1988 through June 1996.

    Mr. Rosett became a director of the Company in 1986. He has been a Professor of Economics at the Rochester Institute of Technology ("RIT") since July 1990, and Director of Quality Cup Programs at RIT since July 1995. Mr. Rosett was Dean of the College of Business of RIT from July 1990 to July 1996.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth, as of November 27, 1996 and as adjusted to reflect the sale of 3,375,000 shares offered by this Prospectus, information with respect to the beneficial ownership of the Common Stock of the Company by
(i) each person known to the Company to own 5% or more of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Company's five most highly compensated executive officers, (iv) all of the directors and executive officers as a group and (v) the Selling Shareholders.

                                                  SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                    OWNED PRIOR TO                            OWNED AFTER
                                                      OFFERING(1)                             OFFERING(1)
                                                -----------------------     SHARES      -----------------------
NAME                                              NUMBER      PERCENT    BEING OFFERED    NUMBER      PERCENT
----------------------------------------------  ----------  -----------  -------------  ----------  -----------
FMR Corp.(2)..................................   1,695,900        10.4%           --     1,695,900         8.8%
  82 Devonshire Street
  Boston, Massachusetts 02109

Jeffrey W. Green(3)...........................   1,415,466         8.4       300,000     1,115,466         5.6
  3401 Fourth Avenue North
  Sioux Falls, South Dakota 57104

VGH Partners, L.L.C.(4).......................   1,095,300         6.7            --     1,095,300         5.7
  260 Franklin Street
  Boston, Massachusetts 02110

Wayne M. Fortun(5)............................     640,818         3.8        75,000       565,818         2.9

Richard C. Myers(6)...........................     152,745       *                --       152,745       *

John A. Ingleman(7)...........................     138,570       *                --       138,570       *

R. Scott Schaefer(8)..........................      52,320       *                --        52,320       *

Archibald Cox, Jr.............................      30,000       *                --        30,000       *

Harry C. Ervin, Jr............................      13,500       *                --        13,500       *

Richard N. Rosett(9)..........................      12,435       *                --        12,435       *

W. Thomas Brunberg(10)........................       1,650       *                --         1,650       *

James E. Donaghy(11)..........................       1,200       *                --         1,200       *

Executive officers and directors as a group
  (15 persons)(12)............................   2,651,688        15.1       375,000     2,276,688        11.1

------------------------

 *  Less than 1%

(1) Based on 16,357,230 shares outstanding as of November 27, 1996 and 19,357,230 shares to be outstanding after this offering, except that shares underlying options exercisable within 60 days of November 27, 1996 are deemed to be outstanding for purposes of calculating the percentage owned by the holder of such options. Unless otherwise indicated in the footnotes to this table, the listed beneficial owner has sole voting power and investment power with respect to such shares.

(2) The number of shares noted above is based upon information reported to the Securities and Exchange Commission (the "Commission") in a Schedule 13G filed by FMR Corp. ("FMR") on December 12, 1996, a copy of which was provided to the Company by FMR, and reflects beneficial ownership by FMR as of December 9, 1996.

(3) Of these shares, 660 are held by Mr. Green in joint tenancy with his wife and 133,800 shares are held in an IRA for Mr. Green. Includes 411,300 shares covered by options exercisable within 60 days granted to Mr. Green.

(4) The number of shares noted above is based upon information reported to the Commission in a Schedule 13D filed by VGH Partners, L.L.C. ("VGH") on January 9, 1997, a copy of which was provided to the Company by VGH, and reflects beneficial ownership by VGH as of December 30, 1996.

(5) Of these shares, 16,725 are held by Mr. Fortun in joint tenancy with his wife. Includes 409,170 shares covered by options exercisable within 60 days granted to Mr. Fortun.

(6) Of these shares, 31,200 are held by Mr. Myers in joint tenancy with his wife and 30,000 shares are held by Mr. Myers' wife. Includes 89,910 shares covered by options exercisable within 60 days granted to Mr. Myers.

(7) Of these shares, 71,700 are held by Mr. Ingleman in joint tenancy with his wife and 300 are held by Mr. Ingleman as custodian for his son under the Minnesota Uniform Transfers to Minors Act. Includes 66,570 shares covered by options exercisable within 60 days granted to Mr. Ingleman.

(8) All of these shares are covered by options exercisable within 60 days granted to Mr. Schaefer.

(9) Includes 300 shares held in an IRA for Mr. Rosett's wife.

(10) Of these shares, 750 are held in trusts, 600 are held in an IRA for Mr. Brunberg and 300 are held in an IRA for Mr. Brunberg's wife.

(11) Of these shares, 900 are held by Mr. Donaghy's wife and 300 shares are held in a living trust of which Mr. Donaghy is settlor, beneficiary and co-trustee, and over which he exercises both investment control and the power to revoke the trust.

(12) Includes 1,147,611 shares covered by options exercisable within 60 days granted to ten executive officers of the Company, and the spouse of one such officer who is an employee of the Company.

                                  UNDERWRITING

    Montgomery Securities, Hambrecht & Quist LLC and Dain Bosworth Incorporated (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares of Common Stock, if any are purchased.

                                                              NUMBER OF
UNDERWRITER                                                     SHARES
------------------------------------------------------------  ----------
Montgomery Securities.......................................
Hambrecht & Quist LLC.......................................
Dain Bosworth Incorporated..................................
                                                              ----------
  Total.....................................................   3,375,000
                                                              ----------
                                                              ----------

    The Underwriters have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may
allow selected dealers a concession of not more than $      per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $      per share to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 506,250 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 3,375,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the offering.

    The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Selling Shareholders and all of the Company's other executive officers and directors, who immediately following the offering will beneficially own an aggregate of approximately 2,277,000 shares of Common Stock, have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Montgomery Securities, directly or indirectly offer for sale, sell, solicit an offer to sell, contract or grant an option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock (except for the shares offered hereby by the Selling Shareholders and an aggregate of up to 120,000 shares held by certain executive officers or issuable upon the exercise of stock options held by certain executive officers) or any securities convertible or exchangeable for shares of Common Stock. In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Montgomery Securities, directly or indirectly offer to sell, issue, distribute or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities except
(i) for the shares of Common Stock offered by the Company hereby or (ii) for options issued pursuant to the Company's employee benefit plans and shares of Common Stock issued upon exercise thereof.

    In connection with this offering, certain Underwriters and selling group members (if any) who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

    The validity of the issuance of the Common Stock offered hereby is being passed upon for the Company by Faegre & Benson LLP, 2200 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402. Certain legal matters for the Underwriters will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304, who may rely on the opinion of Faegre & Benson LLP as to certain matters relating to the laws of the State of Minnesota.

                                    EXPERTS

    The audited consolidated financial statements and schedules included or incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included and incorporated by reference herein in reliance upon the authority of such firm as experts in giving said reports.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy statements and other information filed by the Company at (http://www.sec.gov). The Company's Common Stock is traded on the Nasdaq National Market. The foregoing materials also should be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, filed by the Company with the Commission under the Exchange Act, are incorporated in this Prospectus by reference:

        (a) The Company's Annual Report on Form 10-K for the fiscal year ended September 29, 1996 (which incorporates by reference certain portions of the Company's 1996 Annual Report to Shareholders, including financial statements and accompanying information, and certain portions of the Company's definitive notice and proxy statement for the Company's 1997 Annual Meeting of Shareholders).

        (b) The Company's Quarterly Report on Form 10-Q for the thirteen weeks ended December 29, 1996.

        (c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on June 9, 1986.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Mr. John A. Ingleman, Secretary, Hutchinson Technology Incorporated, 40 West Highland Park, Hutchinson, Minnesota 55350. Telephone requests may be directed to Mr. Ingleman at (320) 587-3797.

                       HUTCHINSON TECHNOLOGY INCORPORATED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants..................................  F-2

Consolidated Statements of Operations for the quarters ended December 29,
  1996 (unaudited) and December 24, 1995 (unaudited) and for the fiscal years ended September 29, 1996, September 24, 1995 and September 25,
  1994....................................................................  F-3

Consolidated Balance Sheets as of December 29, 1996 (unaudited) and as of
  September 29, 1996 and September 24, 1995...............................  F-4

Consolidated Statements of Cash Flows for the quarters ended December 29,
  1996 (unaudited) and December 24, 1995 (unaudited) and for the fiscal years ended September 29, 1996, September 24, 1995 and September 25,
  1994....................................................................  F-5

Consolidated Statements of Shareholders' Investment for the quarter ended
  December 29, 1996 (unaudited) and for the fiscal years ended September
  29, 1996, September 24, 1995 and September 25, 1994.....................  F-6

Notes to Consolidated Financial Statements................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hutchinson Technology Incorporated:

    We have audited the accompanying consolidated balance sheets of Hutchinson Technology Incorporated (a Minnesota corporation) and Subsidiaries as of September 29, 1996 and September 24, 1995, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended September 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hutchinson Technology Incorporated and Subsidiaries as of September 29, 1996 and September 24, 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 29, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
October 31, 1996
(except with respect to the matters
discussed in Note 9, as to which
the date is January 20, 1997)

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        QUARTER ENDED              FISCAL YEAR ENDED
                                                                    ---------------------  ----------------------------------
                                                                     DEC. 29,   DEC. 24,   SEPT. 29,   SEPT. 24,   SEPT. 25,
                                                                       1996       1995        1996        1995        1994
                                                                    ----------  ---------  ----------  ----------  ----------
                                                                         (UNAUDITED)

Net sales.........................................................  $  106,906  $  83,332  $  353,186  $  299,998  $  238,794
Cost of sales.....................................................      75,794     61,888     273,616     226,235     199,548
                                                                    ----------  ---------  ----------  ----------  ----------
  Gross profit....................................................      31,112     21,444      79,570      73,763      39,246
Research and development expenses.................................       5,739      9,053      27,651      15,041       8,626
Selling, general and administrative expenses......................      10,918      8,563      33,716      29,801      22,840
                                                                    ----------  ---------  ----------  ----------  ----------
  Income from operations..........................................      14,455      3,828      18,203      28,921       7,780
Other income......................................................         306        321       1,158       1,462       1,171
Interest expense..................................................        (858)      (480)     (2,108)     (2,636)       (995)
                                                                    ----------  ---------  ----------  ----------  ----------
  Income before income taxes......................................      13,903      3,669      17,253      27,747       7,956
Provision for income taxes........................................       2,786        807       3,451       6,669       2,076
                                                                    ----------  ---------  ----------  ----------  ----------
  Net income......................................................  $   11,117  $   2,862  $   13,802  $   21,078  $    5,880
                                                                    ----------  ---------  ----------  ----------  ----------
                                                                    ----------  ---------  ----------  ----------  ----------
Net income per common and common equivalent share.................  $     0.66  $    0.17  $     0.82  $     1.28  $     0.36
                                                                    ----------  ---------  ----------  ----------  ----------
                                                                    ----------  ---------  ----------  ----------  ----------
Weighted average common and common equivalent shares
  outstanding.....................................................      16,887     16,869      16,806      16,479      16,338

  The accompanying notes are an integral part of these consolidated financial statements.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              DEC. 29,   SEPT. 29,  SEPT. 24,
                                                                1996       1996       1995
                                                              ---------  ---------  ---------
                                                              (UNAUDITED)
                                           ASSETS

Current assets:
  Cash and cash equivalents.................................  $  54,482  $  22,884  $  30,479
  Securities available for sale.............................      3,169      3,064      1,190
  Trade receivables, net....................................     58,672     46,803     37,058
  Other receivables.........................................     13,821      9,475      3,625
  Inventories...............................................     15,383     17,235     13,298
  Prepaid taxes and other expenses..........................      9,333      9,204      4,842
                                                              ---------  ---------  ---------
      Total current assets..................................    154,860    108,665     90,492

Property, plant and equipment, at cost:
  Land, buildings and improvements..........................     40,163     39,888     35,371
  Equipment.................................................    197,210    189,989    150,866
  Construction in progress..................................     38,721     34,801     22,804
  Less: accumulated depreciation............................   (150,225)  (142,972)  (115,225)
                                                              ---------  ---------  ---------
      Net property, plant and equipment.....................    125,869    121,706     93,816

Other assets................................................      8,803      8,612      6,590
                                                              ---------  ---------  ---------
                                                              $ 289,532  $ 238,983  $ 190,898
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

                          LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current liabilities:
  Current maturities of long-term debt......................  $   5,760  $   5,760  $   4,255
  Accounts payable and accrued expenses.....................     28,488     23,008     13,907
  Accrued compensation......................................     20,654     12,187     13,628
  Accrued income taxes......................................      7,215      5,608      4,418
                                                              ---------  ---------  ---------
      Total current liabilities.............................     62,117     46,563     36,208

Long-term debt..............................................     76,845     53,185     33,445

Other long-term liabilities.................................      5,533      5,551      1,500

Commitments and contingencies (Note 6)

Shareholders' investment:
  Common stock, $.01 par value, 45,000,000 shares
    authorized, 16,374,000, 16,356,000 and 16,341,000 issued
    and outstanding.........................................        164        164        163
  Additional paid-in capital................................     43,579     43,343     43,207
  Retained earnings.........................................    101,294     90,177     76,375
                                                              ---------  ---------  ---------
      Total shareholders' investment........................    145,037    133,684    119,745
                                                              ---------  ---------  ---------
                                                              $ 289,532  $ 238,983  $ 190,898
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                        QUARTER ENDED               FISCAL YEAR ENDED
                                                                   -----------------------  ----------------------------------
                                                                    DEC. 29,     DEC. 24,   SEPT. 29,   SEPT. 24,   SEPT. 25,
                                                                      1996         1995        1996        1995        1994
                                                                   -----------  ----------  ----------  ----------  ----------
                                                                         (UNAUDITED)
Operating activities:
  Net income.....................................................   $  11,117   $    2,862  $   13,802  $   21,078  $    5,880
  Adjustments to reconcile net income to cash provided by
    operating activities:
    Depreciation and amortization................................       9,559        7,435      33,565      28,174      23,974
    Deferred tax benefit.........................................        (296)      (2,911)     (6,085)     (2,498)     (1,493)
    Loss on disposal of assets...................................          48          103         344         403          49
    Changes in operating assets and liabilities (Note 7).........       1,874        5,429      (1,722)     10,657     (16,443)
                                                                   -----------  ----------  ----------  ----------  ----------
  Cash provided by operating activities..........................      22,302       12,918      39,904      57,814      11,967
                                                                   -----------  ----------  ----------  ----------  ----------

Investing activities:
  Capital expenditures...........................................      (8,491)     (14,594)    (77,065)    (44,472)    (29,540)
  Increase in other receivables..................................      (6,005)          --      (5,242)         --          --
  Proceeds from the sale of building/equipment...................          --           --      15,300          --          66
  Purchases of marketable securities.............................        (105)      (1,814)     (4,944)     (3,080)         --
  Sales of marketable securities.................................          --          964       3,070       1,890       3,547
                                                                   -----------  ----------  ----------  ----------  ----------
  Cash used for investing activities.............................     (14,601)     (15,444)    (68,881)    (45,662)    (25,927)
                                                                   -----------  ----------  ----------  ----------  ----------

Financing activities:
  Proceeds from issuance of long-term debt.......................      25,000           --      25,500          --      43,500
  Repayments of long-term debt...................................      (1,339)      (1,340)     (4,255)     (2,380)    (15,880)
  Net proceeds from issuance of common stock.....................         236           21         137       2,137          50
                                                                   -----------  ----------  ----------  ----------  ----------
  Cash provided by (used for) financing activities...............      23,897       (1,319)     21,382        (243)     27,670
                                                                   -----------  ----------  ----------  ----------  ----------
Net increase (decrease) in cash and cash equivalents.............      31,598       (3,845)     (7,595)     11,909      13,710
Cash and cash equivalents at beginning of period.................      22,884       30,479      30,479      18,570       4,860
                                                                   -----------  ----------  ----------  ----------  ----------
Cash and cash equivalents at end of period.......................   $  54,482   $   26,634  $   22,884  $   30,479  $   18,570
                                                                   -----------  ----------  ----------  ----------  ----------
                                                                   -----------  ----------  ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                 (IN THOUSANDS)

                                                                             COMMON STOCK       ADDITIONAL
                                                                        ----------------------    PAID-IN     RETAINED
                                                                         SHARES      AMOUNT       CAPITAL     EARNINGS
                                                                        ---------  -----------  -----------  ----------
Balance, September 26, 1993...........................................     15,993   $     160    $  39,112   $   49,417
  Exercise of stock options...........................................          6          --           50           --
  Net income..........................................................         --          --           --        5,880
                                                                        ---------       -----   -----------  ----------
Balance, September 25, 1994...........................................     15,999         160       39,162       55,297
  Exercise of stock options...........................................        345           3        4,066           --
  Common stock issuance...............................................         --          --           12           --
  Common stock retirements............................................         (3)         --          (33)          --
  Net income..........................................................         --          --           --       21,078
                                                                        ---------       -----   -----------  ----------
Balance, September 24, 1995...........................................     16,341         163       43,207       76,375
  Exercise of stock options...........................................         15           1          127           --
  Common stock issuance...............................................         --          --            9           --
  Net income..........................................................         --          --           --       13,802
                                                                        ---------       -----   -----------  ----------
Balance, September 29, 1996...........................................     16,356         164       43,343       90,177
  Exercise of stock options (unaudited)...............................         18          --          236
  Net income (unaudited)..............................................         --          --           --       11,117
                                                                        ---------       -----   -----------  ----------
Balance, December 29, 1996 (unaudited)................................     16,374   $     164    $  43,579   $  101,294
                                                                        ---------       -----   -----------  ----------
                                                                        ---------       -----   -----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                INFORMATION AS OF DECEMBER 29, 1996 IS UNAUDITED
        (COLUMNAR DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of Hutchinson Technology Incorporated and its subsidiaries (the Company), all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

    RECLASSIFICATIONS--Certain reclassifications have been made in the 1995 and 1994 financial statements to conform with 1996 and thirteen weeks ended December 29, 1996 presentation. Such reclassifications had no effect on 1996 or thirteen weeks ended December 29, 1996 results of operations or shareholders' investment.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

    FISCAL YEAR--The Company's fiscal year is the fifty-two/fifty-three week period ending on the last Sunday in September. The fiscal year ended September 29, 1996 is a fifty-three week period and fiscal years ended September 24, 1995 and September 25, 1994 are fifty-two week periods.

    REVENUE RECOGNITION AND CUSTOMERS--The Company recognizes revenue upon the shipment of completed products. An analysis of customer sales is as follows:

                                                                 QUARTER ENDED
                                                              -------------------
                                                              DEC. 29,   DEC. 24,   FISCAL   FISCAL   FISCAL
                                                                1996       1995      1996     1995     1994
                                                              --------   --------   ------   ------   ------
Seagate Technology Incorporated.............................     36%        33%       35%      36%      31%
Yamaha Corporation..........................................     14         15        16       13        9
SAE Magnetics, Ltd./TDK.....................................     13         16        14        9        7
Read-Rite Corporation.......................................     13         19        13       19       23
IBM.........................................................     10          7         9        9        5

    Sales to the Company's five largest customers constituted 86% and 90% for the thirteen weeks ended December 29, 1996 and December 24, 1995, respectively, and 87%, 86% and 75% of net sales for fiscal 1996, 1995 and 1994, respectively.

    Sales to foreign locations were as follows:

                                                   QUARTER ENDED
                                                --------------------
                                                DEC. 29,   DEC. 24,     FISCAL      FISCAL     FISCAL
                                                  1996       1995        1996        1995       1994
                                                ---------  ---------  ----------  ----------  ---------
Foreign-based enterprises.....................  $  18,016  $  16,691  $   63,898  $   46,075  $  29,394
Foreign subsidiaries of U.S. corporations.....     18,734     14,189      51,564      54,398     14,126
                                                ---------  ---------  ----------  ----------  ---------
                                                $  36,750  $  30,880  $  115,462  $  100,473  $  43,520
                                                ---------  ---------  ----------  ----------  ---------
                                                ---------  ---------  ----------  ----------  ---------

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The majority of these foreign location sales were to the Pacific Rim region. In addition, the Company had significant sales to U.S. corporations which used the Company's products in their offshore manufacturing sites.

    CASH AND CASH EQUIVALENTS--Cash equivalents consist of all highly liquid investments with original maturities of ninety days or less.

    SECURITIES AVAILABLE FOR SALE--Securities available for sale consist primarily of U.S. Treasury bills. The Company follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The securities available for sale have been pledged for certain self-insured reserves.

    TRADE RECEIVABLES--The Company grants credit to customers, but generally does not require collateral or any other security to support amounts due. Trade receivables are net of allowances of $2,781,000 at December 29, 1996, $2,148,000 at September 29, 1996 and $1,924,000 at September 24, 1995.

    INVENTORIES--All inventories are stated at the lower of last-in, first-out
(LIFO) cost or market. Inventories consist of the following:

                                                              DEC. 29,    SEPT. 29,  SEPT. 24,
                                                                1996        1996       1995
                                                             -----------  ---------  ---------
Raw materials..............................................   $   4,064   $   4,137  $   3,019
Work in process............................................       6,178       5,558      3,159
Finished goods.............................................       5,431       7,830      7,455
LIFO Reserve...............................................        (290)       (290)      (335)
                                                             -----------  ---------  ---------
                                                              $  15,383   $  17,235  $  13,298
                                                             -----------  ---------  ---------
                                                             -----------  ---------  ---------

    PROPERTY AND DEPRECIATION--Property, plant and equipment are stated at cost. Costs of renewals and betterments are capitalized and depreciated. Maintenance and repairs are charged to expense as incurred.

    Property is depreciated using primarily accelerated methods for both financial and tax reporting purposes. Estimated useful lives for financial reporting purposes are as follows:

                                                                    20 to 25
Buildings....................................................          years
Leasehold improvements.......................................  5 to 10 years
Equipment....................................................   3 to 8 years

    ENGINEERING AND PROCESS DEVELOPMENT--The Company's engineers and technicians are responsible for the development of new products and process technologies and implementation of process improvements. Expenditures related to these activities totaled $11,540,000 in the first thirteen weeks of fiscal 1997, $14,490,000 in the first thirteen weeks of fiscal 1996, $51,212,000 in fiscal 1996, $32,567,000 in fiscal 1995 and $25,663,000 in fiscal 1994. Of these amounts, approximately $5,739,000 in the first thirteen weeks of fiscal 1997, $9,053,000 in the first thirteen weeks of fiscal 1996, $27,651,000 in fiscal 1996, $15,041,000 in fiscal 1995 and $8,626,000 in fiscal 1994 are classified as research and development expenses.

    INCOME TAXES--Deferred taxes are provided at currently enacted tax rates on all significant temporary differences.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    NET INCOME PER SHARE--Net income per share, which is approximately equivalent on both a primary and fully diluted basis, is based, to the extent dilutive, on the weighted average number of common and common equivalent shares outstanding.

2--FINANCING ARRANGEMENTS

                                                                                   DEC. 29,        SEPT. 29,       SEPT. 24,
LONG-TERM DEBT                                                                       1996            1996            1995
-------------------------------------------------------------------------------  -------------   -------------   -------------
Senior unsecured note, 7.46%, payable in varying semi-annual installments
  through February 2004........................................................  $     28,125    $      28,125   $      30,000
Senior unsecured note, 7.85%, payable in varying annual installments through
  July 2003....................................................................        25,000           25,000              --
Senior unsecured note, 8.07%, payable in varying annual installments through
  November 2006................................................................        25,000               --              --
Senior unsecured note, 10.3% payable in varying annual installments through
  October 1998.................................................................         1,960            3,300           4,640
Variable rate demand note, City of Hutchinson, payable in varying annual
  installments through June 2004...............................................         1,600            1,600           1,700
Major Economic Development Fund Agreement, 4%, payable in varying annual
  installments through March 2006..............................................           500              500              --
Senior unsecured note, 10.1%, payable in varying annual installments through
  July 1997....................................................................           420              420           1,360
                                                                                 -------------   -------------   -------------
                                                                                       82,605           58,945          37,700
Less-current maturities........................................................        (5,760)          (5,760)         (4,255)
                                                                                 -------------   -------------   -------------
                                                                                 $     76,845    $      53,185   $      33,445
                                                                                 -------------   -------------   -------------
                                                                                 -------------   -------------   -------------

    The Company established a $25,000,000 unsecured credit facility with The First National Bank of Chicago during the first quarter of fiscal 1996 which has an effective interest rate of the CD or LIBOR plus a variable spread based on the Company's financial position, maturing on December 8, 1998. At December 29, 1996, the Company had a letter of credit under this facility of $1,625,000 as security for its variable rate demand note with the City of Hutchinson. As of December 29, 1996, there were no amounts outstanding under this facility.

    On July 26, 1996, the Company completed a $50,000,000 private debt placement, of which $25,000,000 was issued as a senior unsecured note having a fixed rate of 7.85%, annual principal payments of $8,333,000 beginning on July 26, 2001 and maturing July 26, 2003. The Company issued the remaining $25,000,000 on November 26, 1996 as a senior unsecured note having a fixed rate of 8.07%, annual principal payments of $4,167,000 beginning on November 26, 2001 and maturing November 26, 2006. The Company's financing agreements contain certain restrictive covenants which require the Company, among other things, to maintain specified levels of net income, working capital, tangible net worth and financial ratios, and also impose limitations on capital expenditures, additional indebtedness, leases, guarantees and the payment of dividends. The Company was in compliance with all such covenants of the above agreements as of September 29, 1996 and December 29, 1996.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2--FINANCING ARRANGEMENTS (CONTINUED)
    Maturities of long-term debt for the five years subsequent to December 29, 1996 and September 29, 1996 are as follows:

                                                                          DEC. 29,        SEPT. 29,
                                                                            1996            1996
                                                                        -------------   -------------
1997..................................................................  $      5,760    $       5,760
1998..................................................................         4,620            5,340
1999..................................................................         4,000            4,620
2000..................................................................         4,000            4,000
2001..................................................................        12,333           12,333
Thereafter............................................................        51,892           26,892
                                                                        -------------   -------------
                                                                        $     82,605    $      58,945
                                                                        -------------   -------------
                                                                        -------------   -------------

3--INCOME TAXES

    The provision for income taxes consists of the following:

                                                           QUARTER ENDED
                                                     -------------------------
                                                      DEC. 29,      DEC. 24,       FISCAL        FISCAL        FISCAL
                                                        1996          1995          1996          1995          1994
                                                     -----------   -----------   -----------   -----------   -----------
Current:
  Federal..........................................  $    2,485    $     3,277   $     8,204   $     8,142   $     3,123
  State............................................         597            441         1,332         1,025           446
Deferred...........................................        (296)        (2,911)       (6,085)       (2,498)       (1,493)
                                                     -----------   -----------   -----------   -----------   -----------
                                                     $    2,786    $       807   $     3,451   $     6,669   $     2,076
                                                     -----------   -----------   -----------   -----------   -----------
                                                     -----------   -----------   -----------   -----------   -----------

    The deferred benefit is composed of the following:

                                                           QUARTER ENDED
                                                     -------------------------
                                                      DEC. 29,      DEC. 24,       FISCAL        FISCAL        FISCAL
                                                        1996          1995          1996          1995          1994
                                                     -----------   -----------   -----------   -----------   -----------
Asset bases, lives and depreciation methods........  $     (284)   $      (167)  $      (895)  $      (552)  $    (1,002)
Reserves and accruals not currently deductible.....        (118)        (2,743)       (5,888)       (1,534)          (60)
Tax credits........................................         106             (1)          698          (407)         (427)
Other, net.........................................          --             --            --            (5)           (4)
                                                          -----    -----------   -----------   -----------   -----------
                                                     $     (296)   $    (2,911)  $    (6,085)  $    (2,498)  $    (1,493)
                                                          -----    -----------   -----------   -----------   -----------
                                                          -----    -----------   -----------   -----------   -----------

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3--INCOME TAXES (CONTINUED)
    A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

                                                                   QUARTER ENDED
                                                              ------------------------
                                                               DEC. 29,     DEC. 24,      FISCAL       FISCAL       FISCAL
                                                                 1996         1995         1996         1995         1994
                                                              -----------  -----------  -----------  -----------  -----------
Statutory federal income tax rate...........................          35%          35%          35%          35%          34%
Effect of:
  State income taxes, net of federal income tax benefits....           2            2            3            2            4
  Tax benefits of the Foreign Sales Corporation.............         (14)         (15)         (19)         (12)         (12)
  Other, net................................................          (3)          --            1           (1)          --
                                                                      --           --           --           --           --
                                                                      20%          22%          20%          24%          26%
                                                                      --           --           --           --           --
                                                                      --           --           --           --           --

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 29, 1996, the Company had unused tax credits of $2,657,000, all of which can be carried forward indefinitely. A valuation allowance of $657,000 has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of certain tax credits. The following is a table of the significant components of the Company's deferred tax assets:

                                                               DEC. 29,      SEPT. 29,      SEPT. 24,
DEFERRED TAX ASSETS                                              1996          1996           1995
-----------------------------------------------------------  ------------  -------------  -------------
Current deferred tax assets:
  Sales and accounts receivables...........................   $    1,107     $     873      $     702
  Inventories..............................................        5,339         5,419          1,830
  Accruals and other reserves..............................        2,481         2,367          1,783
                                                             ------------  -------------  -------------
  Total current deferred tax assets........................        8,927         8,659          4,315

Long-term deferred tax assets (liabilities):
  Property, plant and equipment............................        4,037         3,753          2,858
  Accruals and other reserves..............................        2,050         2,146            602
  Tax credits..............................................        2,657         2,738          4,933
  Valuation allowance......................................         (657)         (738)        (2,235)
                                                             ------------  -------------  -------------
  Total long-term deferred tax assets......................        8,087         7,899          6,158
                                                             ------------  -------------  -------------
Total deferred tax assets..................................   $   17,014     $  16,558      $  10,473
                                                             ------------  -------------  -------------
                                                             ------------  -------------  -------------

4--FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    CASH AND CASH EQUIVALENTS--The carrying amount approximates fair value because of the short maturity of these instruments.

    SECURITIES AVAILABLE FOR SALE--The fair value of these instruments is based on quoted market prices.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4--FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    LONG-TERM DEBT--The fair value of the Company's long-term debt is estimated based on the discounted value of the future cash flows expected to be paid on the loans. The discount rate used to estimate the fair value of the loans is the rate currently available to the Company for loans with similar terms and maturities.

    The estimated fair values of the Company's financial instruments are as follows:

                                                         DEC. 29, 1996         SEPT. 29, 1996        SEPT. 24, 1995
                                                      --------------------  --------------------  --------------------
                                                      CARRYING     FAIR     CARRYING     FAIR     CARRYING     FAIR
                                                       AMOUNT      VALUE     AMOUNT      VALUE     AMOUNT      VALUE
                                                      ---------  ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents...........................  $  54,482  $  54,482  $  22,884  $  22,884  $  30,479  $  30,479
Securities available for sale.......................      3,169      3,169      3,064      3,064      1,190      1,190
Long-term debt......................................     82,605     81,556     58,945     59,619     37,700     37,593

5--EMPLOYEE BENEFITS

    STOCK OPTIONS--In January 1995, the shareholders approved an amendment to the 1988 Stock Option Plan under which up to 3,000,000 common shares are reserved for issuance, of which options representing 2,875,545 common shares and 2,332,545 common shares have been granted as of December 29, 1996 and September 29, 1996, respectively. Options may be granted to any employee, including officers and directors of the Company, prior to May 31, 1998, at a price not less than the fair market value of the Company's common stock at the date the options are granted.

    The plan limits the number of shares for which any single employee may be granted options in any one calendar year to 300,000 and options generally expire ten years from the date of grant or at an earlier date as determined by the committee of the Board of Directors that administers the plan.

    Options granted under the 1988 Stock Option Plan may not be exercised for at least six months from the date of grant.

                                                                           1988 STOCK OPTION
                                                                                 PLAN
                                                                         ---------------------
Balance, September 26, 1993............................................           905,550
  Granted at $10.33....................................................           161,400
  Exercised at $2.58 to $8.17..........................................            (7,200)
  Expired..............................................................               (75)
                                                                               ----------
Balance, September 25, 1994............................................         1,059,675
  Granted at $7.75.....................................................           382,260
  Exercised at $2.00 to $10.33.........................................          (345,009)
                                                                               ----------
Balance, September 24, 1995............................................         1,096,926
  Granted at $16.33....................................................           438,510
  Exercised at $3.92 to $7.75..........................................           (15,810)
                                                                               ----------
Balance, September 29, 1996............................................         1,519,626
  Granted at $17.33....................................................           543,000
  Excercised at $3.92 to $16.33........................................           (17,265)
  Expired..............................................................            (8,235)
                                                                               ----------
Balance, December 29, 1996.............................................         2,037,126
                                                                               ----------
                                                                               ----------

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5--EMPLOYEE BENEFITS (CONTINUED)
    EMPLOYEE BENEFIT PLANS--The Company has a defined contribution plan covering its employees. The Company's contributions to the plan were $1,574,000 in the first thirteen weeks of fiscal 1997, $1,501,000 in the first thirteen weeks of fiscal 1996, $6,463,000 in fiscal 1996, $3,979,000 in fiscal 1995 and $2,241,000 in fiscal 1994.

    The Company sponsors a comprehensive medical and dental plan for qualified employees that is funded by contributions from both the Company and plan participants. Contributions are made through a Voluntary Employee's Benefit Association Trust. The Company recognized expense related to these plans of $3,205,000 in the first thirteen weeks of fiscal 1997, $2,775,000 in the first thirteen weeks of fiscal 1996, $13,439,000 in fiscal 1996, $10,427,000 in fiscal 1995 and $10,001,000 in fiscal 1994.

6--COMMITMENTS AND CONTINGENCIES

    The Company is committed under various operating lease agreements. Total rent expense under these operating leases was $2,477,000 in the first thirteen weeks of fiscal 1997, $1,414,000 in the first thirteen weeks of fiscal 1996, $7,502,000 in fiscal 1996, $4,866,000 in fiscal 1995 and $4,199,000 in fiscal
1994. Future minimum payments for all operating leases with initial or remaining terms of one year or more subsequent to September 29, 1996 are as follows:

1997...............................................................  $   8,573
1998...............................................................      7,381
1999...............................................................      5,199
2000...............................................................      3,540
2001 and thereafter................................................     22,119

    During the first quarter of fiscal 1997, the Company signed a Master Lease Agreement for up to $25,000,000 with General Electric Capital Corporation. The agreement provides for leasing of various manufacturing equipment in fiscal 1997 for a noncancellable term of four years with various alternatives at the end of the lease term.

    On May 1, 1996, the Company obtained $15,300,000 from a sale/leaseback transaction of its Eau Claire, Wisconsin assembly manufacturing building, which has a term of 15 years.

    The Company entered into a Technology Transfer and Development Agreement (the "Technology Sharing Agreement") and a Patent License Agreement with IBM during fiscal 1995. Under the Technology Sharing Agreement, IBM made available to the Company the results of many years of research by IBM into a new type of suspension, called an integrated lead suspension. The Company itself had devoted substantial efforts independent of IBM to the research and development of TSA-TM- suspensions, and contributed its existing TSA-TM- suspension technology to the joint effort. The Company and IBM will continue to pursue joint research and development efforts to complete the commercialization of integrated lead suspension designs. As of December 29, 1996, the Company had made payments to IBM totalling $1,500,000 and will make additional payments over the next three fiscal years totalling $6,500,000, all of which has been reflected as an expense, $2,500,000 during the third quarter of fiscal 1995 and $5,500,000 resulting from an amendment during the first quarter of fiscal 1996.

    The Company and certain users of the Company's products have from time to time received, and may in the future receive, communications from third parties asserting patents against the Company or its customers which may relate to certain of the Company's manufacturing equipment or products or to

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6--COMMITMENTS AND CONTINGENCIES (CONTINUED) products which include the Company's products as a component. Although the Company has not been a party to any material intellectual property litigation, certain of its customers have been sued on patents having claims closely related to products sold by the Company. In the event any third party were to make a valid infringement claim and a license were not available on terms acceptable to the Company, the Company's operating results could be adversely affected.

    The Company is party to certain other claims arising in the ordinary course of business. In the opinion of management, the outcome of such claims will not materially affect the Company's current or future financial position or results of operations.

7--SUPPLEMENTARY CASH FLOW INFORMATION

                                                              QUARTER ENDED
                                                          ---------------------
                                                           DEC. 29,   DEC. 24,     FISCAL     FISCAL      FISCAL
                                                             1996       1995        1996       1995        1994
                                                          ----------  ---------  ----------  ---------  ----------
Changes in operating assets and liabilities:
  Receivables, net......................................  $  (10,210) $  (5,144) $  (10,353) $  (1,568) $  (16,795)
  Inventories...........................................       1,852     (2,766)     (3,937)    (3,769)     (1,630)
  Prepaid taxes and other expenses......................         139        249        (334)    (1,231)      1,023
  Accounts payable and accrued liabilities..............      10,111      8,090       8,850     15,725         959
  Other noncurrent liabilities..........................         (18)     5,000       4,052      1,500          --
                                                          ----------  ---------  ----------  ---------  ----------
                                                          $    1,874  $   5,429  $   (1,722) $  10,657  $  (16,443)
                                                          ----------  ---------  ----------  ---------  ----------
                                                          ----------  ---------  ----------  ---------  ----------

Cash paid for:
  Interest (net of amount capitalized)..................  $      116  $     191  $    1,703  $   2,655  $      767
  Income taxes..........................................       1,569      1,236       8,405      7,792       6,055

    Capitalized interest was $455,000 in the first thirteen weeks of fiscal 1997, $258,000 in the first thirteen weeks of fiscal 1996, $1,206,000 in fiscal 1996, $512,000 in fiscal 1995 and $1,142,000 in fiscal 1994.

8--SUMMARY OF QUARTERLY INFORMATION (UNAUDITED)

    The following table summarizes unaudited financial data for the thirteen weeks ended December 29, 1996 and for fiscal years 1996 and 1995:

                                          FISCAL 1997            FISCAL 1996 BY QUARTER                FISCAL 1995 BY QUARTER
                                          -----------  ------------------------------------------  -------------------------------
                                             FIRST
                                            QUARTER      FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD
                                          -----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales...............................   $ 106,906   $  83,332  $  86,546  $  91,418  $  91,890  $  63,495  $  67,889  $  81,892
Gross profit............................      31,112      21,444     17,879     21,786     18,461     12,988     15,239     21,895
Income from operations..................      14,455       3,828      5,592      6,878      1,905      3,474      5,678      8,113
Income before income taxes..............      13,903       3,669      5,553      6,663      1,368      3,178      5,282      7,886
Net income..............................      11,117       2,862      4,332      5,199      1,409      2,345      4,084      5,988
Net income per share....................   $    0.66   $    0.17  $    0.26  $    0.31  $    0.08  $    0.14  $    0.25  $    0.36

Price range per share:
  High..................................   $   26.79   $   21.83  $   17.16  $   19.46  $   14.38  $    9.58  $   10.58  $   14.67
  Low...................................       12.75       15.17      12.17      12.75      10.25       7.67       8.08       9.50


                                           FOURTH
                                          ---------
Net sales...............................  $  86,722
Gross profit............................     23,641
Income from operations..................     11,656
Income before income taxes..............     11,401
Net income..............................      8,661
Net income per share....................  $    0.52
Price range per share:
  High..................................  $   29.67
  Low...................................      14.08

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8--SUMMARY OF QUARTERLY INFORMATION (UNAUDITED) (CONTINUED)
    The price range per share, reflected above, is the highest and lowest closing prices as quoted on the Nasdaq National Market during each quarter.

9--SUBSEQUENT EVENT

    On January 20, 1997, the Company announced that the Board of Directors declared a three-for-one stock split of the Company's common stock, effective at the close of business on February 11, 1997, for shareholders of record at the close of business on January 31, 1997. The Company also changed the par value of its common stock to $.01 per share. Common share and earnings per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split and par value change.

[Picture of suspension    [Picture of recording     [Picture showing force
assemblies]               head flying over disk]    applied to recording
                                                    head by suspension
                                                    assembly]
SUSPENSION ASSEMBLIES     HEADS FLY ON THIN AIR     CRITICAL LOCATION OF
ACTUAL SIZE               FILM                      FORCE

IMPORTANCE OF SUSPENSION ASSEMBLIES--The Company's suspension assemblies are critical to the performance of disk drives.

Disk drive heads do not touch the surface of the spinning disk but instead fly at a critical microscopic distance above the disk. Excessive flying height impairs the ability of the head to read or write data; insufficient flying height causes the head to hit the disk surface which destroys the magnetic coating (and the data) on the disk.

The head stays at the correct flying height because of the equilibrium of the downward force applied by the suspension assembly and the upward force of the air driven under the head by the spinning disk.

The applied suspension force is not the only factor that controls flying height. The suspension must apply the force at precisely the right point on the head, the suspension must hold the head at the correct angles in two axes simultaneously and the suspension must accommodate motions of the head due to undulations in the disk and irregularities in rotation.

While all parts of the suspension are important in drive performance, of greatest concern is the design and precision of the gimbal or flexure. The Company's customers attach the head to the gimbal or flexure which must hold smaller and smaller heads at lower and lower flying heights. Some suspensions incorporate a gimbal etched and formed from the same material as the load beam. Other suspensions terminate in a flexure that is laser welded to the load beam and allows the head to pivot on a precisely located dimple.

Because head size is such an important factor in determining the head's flying characteristics and because smaller heads require special considerations in the designs of the suspension assemblies, the Company organizes its suspension designs around platforms based on the size of the head (micro, nano and pico).

Most of the heads now in production are of inductive type and are made with thin film deposition techniques. Magneto-resistive heads (MR), a more complex variant of inductive types, are being used in increasing numbers because they offer higher data densities in some applications. MR heads have several more leads connected to them and therefore are likely candidates for the Company's TSA-TM-suspensions.

ANGLES ARE CRITICAL TO    COMPLIANCE ACCOMMODATES   COMPONENTS OF SUSPENSION
FLIGHT                    DISK IMPERFECTIONS        ASSEMBLY
[Picture showing pitch    [Picture showing          [Picture of suspension
and roll of recording     recording head flying     assembly components]
head over disk]           over irregular disk
                          surface]

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ----------------------

                               TABLE OF CONTENTS

                             ----------------------

                                                                            PAGE
                                                                            ----
PROSPECTUS SUMMARY........................................................     3
RISK FACTORS..............................................................     5
USE OF PROCEEDS...........................................................     9
DIVIDEND POLICY...........................................................     9
PRICE RANGE OF COMMON STOCK...............................................     9
CAPITALIZATION............................................................    10
SELECTED CONSOLIDATED FINANCIAL DATA......................................    11
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
 FINANCIAL CONDITION......................................................    12
BUSINESS..................................................................    19
MANAGEMENT................................................................    27
PRINCIPAL AND SELLING SHAREHOLDERS........................................    29
UNDERWRITING..............................................................    31
LEGAL MATTERS.............................................................    32
EXPERTS...................................................................    32
AVAILABLE INFORMATION.....................................................    32
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................    33
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS................................   F-1

                                3,375,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS
                                  ------------

                             MONTGOMERY SECURITIES

                               HAMBRECHT & QUIST

                                 DAIN BOSWORTH
                                  INCORPORATED

                                          , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee..............................................  $  42,247
NASD filing fee...................................................     14,442
Nasdaq listing fee................................................     17,500
Printing expenses.................................................    100,000
Fees and expenses of counsel......................................    200,000
Fees and expenses of accountants..................................     50,000
Transfer agent and registrar fees.................................      5,000
Blue sky fees and expenses........................................      5,000
Miscellaneous.....................................................     15,811
                                                                    ---------
    Total.........................................................  $ 450,000
                                                                    ---------
                                                                    ---------

    Except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee, all of the foregoing expenses have been estimated. All of such expenses will be paid by the Company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant is subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act (the "Corporation Act"). Section 302A.521 of the Corporation Act provides in substance that, unless prohibited by its articles of incorporation or bylaws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of his official capacity against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are (a) that such person has not been indemnified by another organization for the same judgments, penalties, fines, settlements and expenses; (b) that such person must have acted in good faith; (c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that such person must have acted in a manner he reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. The determination as to eligibility for indemnification is made by the members of the corporation's board of directors or a committee of the board who are at the time not parties to the proceedings under consideration, by special legal counsel, by the shareholders who are not parties to the proceedings or by a court. Section 4.01 of the Restated By-Laws of the Registrant requires indemnification by the Registrant in such manner, under such circumstances and to such extent as required or permitted by Section 302A.521 of the Corporation Act, as amended from time to time, or as required or permitted by other provisions of law.

    Under Section 8 of the Underwriting Agreement filed as Exhibit 1.1 hereto, the Underwriters agree to indemnify, under certain conditions, the Registrant, its directors, certain of its officers and persons who control the Registrant within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16. EXHIBITS.

      1.1  Form of Underwriting Agreement.

      4.1  Restated Articles of Incorporation of the Registrant (incorporated by reference to
           Exhibit 3.1 to Registration Statement No. 2-98270), as amended by Articles of
           Amendment dated January 27, 1988 (incorporated by reference to Exhibit 4.1 to the
           Registrant's Quarterly Report on Form 10-Q for the quarter ended December 27, 1987,
           File No. 0-14709) and by Articles of Amendment dated January 21, 1997 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the
           quarter ended December 29, 1996, File No. 0-14709).

      4.2  Restated By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the
           Registrant's Quarterly Report on Form 10-Q for the quarter ended December 29, 1996,
           File No. 0-14709).

      4.3  Notes Purchase Agreement, dated July 9, 1987, providing for the placement of
           $7,000,000 of senior unsecured notes with certain financial institutions
           (incorporated by reference to Exhibit 4.8 to the Company's Quarterly Report on Form
           10-Q for the quarter ended June 28, 1987, File No. 0-14709), Amendment No. 1 to Notes
           Purchase Agreement dated October 28, 1988 (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25,
           1988, File No. 0-14709), Amendment No. 2 to Notes Purchase Agreement dated April 30,
           1990 (incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on
           Form 10-Q for the quarter ended March 25, 1990, File No. 0-14709), Amendment dated as of April 6, 1993 (incorporated by reference to Exhibit 4.1 of the Company's Annual
           Report on Form 10-K for the fiscal year ended September 26, 1993, File No. 0-14709), and Amendment dated as of April 18, 1994 (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 27, 1994,
           File No. 0-14709).

      4.4  Notes Purchase Agreement, dated October 28, 1988, providing for the placement of
           $10,000,000 of senior unsecured notes with certain financial institutions
           (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K
           for the fiscal year ended September 25, 1988, File No. 0-14709), Amendment No. 1 to
           Notes Purchase Agreement dated April 30, 1990 (incorporated by reference to Exhibit
           4.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 25,
           1990, File No. 0-14709), Amendment dated as of April 6, 1993 (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1993, File No. 0-14709), and Amendment dated as of April 18,
           1994 (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on
           Form 10-Q for the quarter ended March 27, 1994, File No. 0-14709).

      4.5  Trust Indenture between the City of Hutchinson, Minnesota and National City Bank of
           Minneapolis, as Trustee, dated as of March 1, 1993 (incorporated by reference to
           Exhibit 4.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended
           March 28, 1993, File No. 0-14709).

      4.6  Loan Agreement between the City of Hutchinson, Minnesota and the Company, dated as of
           March 1, 1993 (incorporated by reference to Exhibit 4.10 to the Company's Quarterly
           Report on Form 10-Q for the quarter ended March 28, 1993, File No. 0-14709).

      4.7  Note Purchase Agreement dated as of April 20, 1994, providing for the placement of
           $20,000,000 of senior unsecured notes with Teachers Insurance and Annuity Association of America (incorporated by reference to Exhibit 4.10 to the Company's Quarterly
           Report on Form 10-Q for the quarter ended March 27, 1994, File No. 0-14709) and
           Amendment dated as of March 15, 1996 (incorporated by reference to Exhibit 4.2 to the
           Company's Quarterly Report on Form 10-Q for the quarter ended March 24, 1996, File
           No. 0-14709).

      4.8  Note Purchase Agreement dated as of April 20, 1994, providing for the placement of
           $5,000,000 of senior unsecured notes with Central Life Assurance Company
           (incorporated by reference to Exhibit 4.11 to the Company's Quarterly Report on Form
           10-Q for the quarter ended March 27, 1994, File No. 0-14709) and Amendment dated as of March 15, 1996 (incorporated by reference to Exhibit 4.3 to the Company's
           Quarterly Report on Form 10-Q for the quarter ended March 24, 1996, File No.
           0-14709).

      4.9  Note Purchase Agreement dated as of April 20, 1994, providing for the placement of
           $5,000,000 of senior unsecured notes with Modern Woodmen of America (incorporated by reference to Exhibit 4.12 to the Company's Quarterly Report on Form 10-Q for the
           quarter ended March 27, 1994, File No. 0-14709) and Amendment dated as of March 15,
           1996 (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on
           Form 10-Q for the quarter ended March 24, 1996, File No. 0-14709).

     4.10  Credit Agreement between the Company and The First National Bank of Chicago, dated as of December 8, 1995 (incorporated by reference to Exhibit 4.5 to the Company's
           Quarterly Report on Form 10-Q for the quarter ended December 24, 1995, File No.
           0-14709), and First Amendment dated as of June 22, 1996 (incorporated by reference to
           Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June
           23, 1996, File No. 0-14709).

     4.11  Note Purchase Agreement dated as of July 26, 1996, providing for the placement of
           $15,000,000 of senior unsecured notes with Metropolitan Insurance and Annuity Company
           (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K
           for the fiscal year ended September 29, 1996, File No. 0-14709).

     4.12  Note Purchase Agreement dated as of July 26, 1996, providing for the placement of
           $10,000,000 of senior unsecured notes with Metropolitan Life Insurance Company
           (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K
           for the fiscal year ended September 29, 1996, File No. 0-14709).

     4.13  Note Purchase Agreement dated as of July 26, 1996, providing for the placement of
           $25,000,000 of senior unsecured notes with Teachers Insurance and Annuity Association of America (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 1996, File No. 0-14709).

      5.1  Opinion and consent of Faegre & Benson LLP, counsel for the Registrant.

     23.1  Consent of Independent Public Accountants.

     23.2  Consent of Faegre & Benson LLP (included in Exhibit 5.1).

     24.1  Powers of attorney (included with signatures to this Registration Statement).

     27.1  Financial Data Schedule.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hutchinson and State of Minnesota on the fifth day of February, 1997.

                                HUTCHINSON TECHNOLOGY INCORPORATED

                                By               /s/ WAYNE M. FORTUN
                                     ------------------------------------------
                                                   Wayne M. Fortun
                                         PRESIDENT, CHIEF EXECUTIVE OFFICER
                                             AND CHIEF OPERATING OFFICER

                               POWER OF ATTORNEY

    Each of the undersigned hereby appoints Jeffrey W. Green, Wayne M. Fortun and John A. Ingleman, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                NAME                                TITLE                        DATE
------------------------------------  ----------------------------------  -------------------

                                      President, Chief Executive Officer
        /s/ WAYNE M. FORTUN             and Chief Operating Officer
------------------------------------    (Principal Executive Officer)      February 5, 1997
          Wayne M. Fortun               and Director

                                      Vice President, Chief Financial
        /s/ JOHN A. INGLEMAN            Officer and Secretary (Principal
------------------------------------    Financial Officer and Principal    February 5, 1997
          John A. Ingleman              Accounting Officer)

       /s/ W. THOMAS BRUNBERG
------------------------------------  Director                             February 5, 1997
         W. Thomas Brunberg

       /s/ ARCHIBALD COX, JR.
------------------------------------  Director                             February 5, 1997
         Archibald Cox, Jr.

                NAME                                TITLE                        DATE
------------------------------------  ----------------------------------  -------------------

        /s/ JAMES E. DONAGHY
------------------------------------  Director                             February 5, 1997
          James E. Donaghy

      /s/ HARRY C. ERVIN, JR.
------------------------------------  Director                             February 5, 1997
        Harry C. Ervin, Jr.

        /s/ JEFFREY W. GREEN
------------------------------------  Director                             February 5, 1997
          Jeffrey W. Green

       /s/ RICHARD N. ROSETT
------------------------------------  Director                             February 5, 1997
         Richard N. Rosett

                               INDEX TO EXHIBITS

      1.1  Form of Underwriting Agreement.....................................   Electronically Filed

      4.1 Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Registration Statement No. 2-98270), as amended by Articles of Amendment dated January 27, 1988
           (incorporated by reference to Exhibit 4.1 to the Registrant's
           Quarterly Report on Form 10-Q for the quarter ended December 27,
           1987, File No. 0-14709) and by Articles of Amendment dated January
           21, 1997 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended
           December 29, 1996, File No. 0-14709).

      4.2 Restated By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 29, 1996, File No. 0-14709).

      4.3 Notes Purchase Agreement, dated July 9, 1987, providing for the placement of $7,000,000 of senior unsecured notes with certain financial institutions (incorporated by reference to Exhibit 4.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended
           June 28, 1987, File No. 0-14709), Amendment No. 1 to Notes Purchase
           Agreement dated October 28, 1988 (incorporated by reference to
           Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 1988, File No. 0-14709), Amendment
           No. 2 to Notes Purchase Agreement dated April 30, 1990
           (incorporated by reference to Exhibit 4.6 to the Company's
           Quarterly Report on Form 10-Q for the quarter ended March 25, 1990,
           File No. 0-14709), Amendment dated as of April 6, 1993
           (incorporated by reference to Exhibit 4.1 of the Company's Annual
           Report on Form 10-K for the fiscal year ended September 26, 1993, File No. 0-14709), and Amendment dated as of April 18, 1994
           (incorporated by reference to Exhibit 4.3 to the Company's
           Quarterly Report on Form 10-Q for the quarter ended March 27, 1994,
           File No. 0-14709).

      4.4 Notes Purchase Agreement, dated October 28, 1988, providing for the placement of $10,000,000 of senior unsecured notes with certain financial institutions (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended
           September 25, 1988, File No. 0-14709), Amendment No. 1 to Notes
           Purchase Agreement dated April 30, 1990 (incorporated by reference to Exhibit 4.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 25, 1990, File No. 0-14709), Amendment dated as of April 6, 1993 (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 1993, File No. 0-14709), and Amendment dated as of April 18, 1994 (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March
           27, 1994, File No. 0-14709).

      4.5  Trust Indenture between the City of Hutchinson, Minnesota and
           National City Bank of Minneapolis, as Trustee, dated as of March 1,
           1993 (incorporated by reference to Exhibit 4.9 to the Company's
           Quarterly Report on Form 10-Q for the quarter ended March 28, 1993,
           File No. 0-14709).

      4.6  Loan Agreement between the City of Hutchinson, Minnesota and the
           Company, dated as of March 1, 1993 (incorporated by reference to Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1993, File No. 0-14709).

      4.7 Note Purchase Agreement dated as of April 20, 1994, providing for the placement of $20,000,000 of senior unsecured notes with Teachers Insurance and Annuity Association of America (incorporated by reference to Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 27, 1994, File No. 0-14709) and Amendment dated as of March 15, 1996 (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 24, 1996, File No. 0-14709).

      4.8 Note Purchase Agreement dated as of April 20, 1994, providing for the placement of $5,000,000 of senior unsecured notes with Central
           Life Assurance Company (incorporated by reference to Exhibit 4.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 27, 1994, File No. 0-14709) and Amendment dated as of
           March 15, 1996 (incorporated by reference to Exhibit 4.3 to the
           Company's Quarterly Report on Form 10-Q for the quarter ended March
           24, 1996, File No. 0-14709).

      4.9 Note Purchase Agreement dated as of April 20, 1994, providing for the placement of $5,000,000 of senior unsecured notes with Modern
           Woodmen of America (incorporated by reference to Exhibit 4.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended
           March 27, 1994, File No. 0-14709) and Amendment dated as of March
           15, 1996 (incorporated by reference to Exhibit 4.4 to the Company's
           Quarterly Report on Form 10-Q for the quarter ended March 24, 1996,
           File No. 0-14709).

     4.10  Credit Agreement between the Company and The First National Bank of
           Chicago, dated as of December 8, 1995 (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 24, 1995, File No. 0-14709), and First
           Amendment dated as of June 22, 1996 (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 23, 1996, File No. 0-14709).

     4.11 Note Purchase Agreement dated as of July 26, 1996, providing for the placement of $15,000,000 of senior unsecured notes with Metropolitan Insurance and Annuity Company (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form
           10-K for the fiscal year ended September 29, 1996, File No.
           0-14709).

     4.12 Note Purchase Agreement dated as of July 26, 1996, providing for the placement of $10,000,000 of senior unsecured notes with Metropolitan Life Insurance Company (incorporated by reference to
           Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 1996, File No. 0-14709).

     4.13 Note Purchase Agreement dated as of July 26, 1996, providing for the placement of $25,000,000 of senior unsecured notes with Teachers Insurance and Annuity Association of America (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form
           10-K for the fiscal year ended September 29, 1996, File No.
           0-14709).

      5.1  Opinion and consent of Faegre & Benson LLP, counsel for the
           Registrant.........................................................   Electronically Filed

     23.1  Consent of Independent Public Accountants..........................   Electronically Filed

     23.2  Consent of Faegre & Benson LLP (included in Exhibit 5.1).

     24.1  Powers of attorney (included with signatures to this Registration
           Statement).

     27.1  Financial Data Schedule............................................   Electronically Filed
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